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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                                LOGIMETRICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   54141 01 06
                             ---------------------
                                 (CUSIP Number)

    Greg Manocherian, 3 New York Plaza, 18th Floor, New York, New York 10004
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receiver Notices
                               and Communications)

                                October 21, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13D
-----------------------------------------------------             --------------------------------------------
CUSIP No.   54141 01 06                                           Page     2        of      5      Pages
-----------------------------------------------------             --------------------------------------------

--------------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GREG MANOCHERIAN
--------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)      |_|
                                                                                                (b)      |X|

--------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                 PF
--------------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                         |_|
--------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 UNITED STATES
--------------------------------------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                          4,938,259
      OWNED BY          --------------------------------------------------------------------------------------
        EACH               8     SHARED VOTING POWER
      REPORTING                           --
     PERSON WITH        --------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                          4,938,259
                        --------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                          --
--------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,938,259
--------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          |_|

--------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   15.36%
--------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                   SCHEDULE 13D
-----------------------------------------------------             --------------------------------------------
CUSIP No.   54141 01 06                                           Page     3        of      5      Pages
-----------------------------------------------------             --------------------------------------------

--------------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 KABUKI PARTNERS ADP, GP
--------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)      |_|
                                                                                                (b)      |X|

--------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                         |_|
--------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEW YORK
--------------------------------------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                          409,299
      OWNED BY          --------------------------------------------------------------------------------------
        EACH               8     SHARED VOTING POWER
      REPORTING                           --
     PERSON WITH        --------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                          409,299
                        --------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                          --
--------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   409,299
--------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|

--------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.42%
--------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                   SCHEDULE 13D
-----------------------------------------------------             --------------------------------------------
CUSIP No.   54141 01 06                                           Page     4        of      5      Pages
-----------------------------------------------------             --------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 WHITEHALL PROPERTIES, LLC
--------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)      |_|
                                                                                                (b)      |X|
--------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                         |_|
--------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEW YORK
--------------------------------------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                          1,360,988
      OWNED BY         ---------------------------------------------------------------------------------------
        EACH               8     SHARED VOTING POWER
      REPORTING                           --
     PERSON WITH       ---------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                          1,360,988
                       ---------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                          --
--------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,360,988
--------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                        |_|

--------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   4.59%
--------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                   SCHEDULE 13D
-----------------------------------------------------             --------------------------------------------
CUSIP No.   54141 01 06                                           Page     5        of      5      Pages
-----------------------------------------------------             --------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 PAMELA EQUITIES CORP.
--------------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)      |_|
                                                                                                (b)      |X|
--------------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

                 WC
--------------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                                                         |_|
--------------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 NEW YORK
--------------------------------------------------------------------------------------------------------------
      NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY                          2,594,931
      OWNED BY         ---------------------------------------------------------------------------------------
        EACH               8     SHARED VOTING POWER
      REPORTING                           --
     PERSON WITH       ---------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                          2,594,931
                       ---------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                          --
--------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,594,931
--------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         |_|

--------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   8.44%
--------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   CO
--------------------------------------------------------------------------------------------------------------

                                         *SEE INSTRUCTIONS BEFORE FILLING!
                           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This statement constitutes Amendment No. 2 to the Schedule 13D (the "Schedule 13D") of Mr. Greg Manocherian with respect to the Common Stock, par value of one cent ($0.01) per share (the "Common Stock") of Logimetrics, Inc., a Delaware corporation (the "Company"). This Amendment No. 2 amends the initial statement of Mr. Manocherian on Schedule 13D with respect to the event dated March 7, 1996, and Amendment No.1 thereto with respect to the event dated July 30, 1997, and includes three reporting persons controlled by Mr. Manocherian:
Kabuki Partners ADP, GP ("Kabuki"), Whitehall Properties, LLC ("Whitehall"), and Pamela Equities Corp ("Pamela") (Mr. Manocherian, Kabuki, Whitehall, and Pamela are collectively referred to herein as the "Reporting Persons"). The Schedule 13D is hereby amended and restated as follows:

Item 1.           Security and Issuer.
                  --------------------

                  This Amendment No. 2 is being filed to report the transactions by the Reporting Persons in the Common Stock of the Company, par value of $.01 per share (the "Common Stock"), and the following securities of the Company that are convertible into or exercisable to purchase Common Stock: Class A 13% Convertible Senior Subordinated Pay-In-Kind Debentures Due 1999 (the "Class A Debentures"), which Debentures are convertible into shares of Common Stock at a conversion price of $.41667 per share; Class C 13% Convertible Senior Subordinated Due1999 (the "Class C Debentures"), which Debentures are convertible into shares of Common Stock at a conversion price of $.41667 per share; Series G Warrants (the "G Warrants"), which G Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $.50 per share; Series H Warrants (the "H Warrants"), which H Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $.60 per share; and Series I Warrants (the "I Warrants"), which I Warrants are exercisable for a period of seven (7) years to purchase shares of Common Stock at an exercise price of $1.125 per share.

                  On July 29, 1997, certain investors, including the Reporting Persons, entered into a Purchase Agreement (the "Initial Purchase Agreement") relating to a proposed financing (the
                  "Initial Financing") of the Company, consisting of up to $3,583,333 principal amount of Class A Debentures, up to 9,350,000 G Warrants at a purchase price of $.07 per G Warrant, up to 1,433,333 H Warrants at a purchase price of $.06 per H Warrant and up to 716,667 I Warrants at a purchase price of $.04 per I Warrant, for aggregate gross proceeds to the Company of up to $4,352,500. On July 30, 1997, certain of the foregoing investors, including certain of the Reporting Persons, consummated the first closing of the initial purchase (the "Initial Purchase") of such Financing, consisting of an aggregate of $2,535,942 principal amount of Class A Debentures, 6,866,129 G Warrants, 1,074,114 H Warrants and 537,057 I Warrants. One of the investors, not among the Reporting Persons, has the right, in a second closing of the Initial Purchase, to purchase $214,058 principal amount of Class A Debentures, 483,871 G Warrants, 25,886 H Warrants and 12,943 I Warrants. In May and August of 1998, certain investors, including certain of the Reporting Persons, exercised an option to purchase (the "Optional Purchase"), in the aggregate, $833,333 principal amount of Debentures, 2,000,000 G Warrants, 333,333 H Warrants and 166,667 I
                  Warrants.

                  On October 21, 1998, certain investors, including certain of the Reporting Persons, entered into a Purchase Agreement (the "Second Purchase Agreement") with the Company, for the purchase (the "Class C Purchase") by such investors of $2,666,667 in aggregate principal amount of Class C Debentures for aggregate gross proceeds to the Company of $2,000,000.

                  In addition, on October 21, 1998, certain investors, including certain of the Reporting Persons, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with an individual stockholder of the Company, for the purchase (the "Common Purchase"; and together with the Class C Purchase, the "Second Financing") by such investors of 2,000,000 shares of Common Stock for an aggregate purchase price of $500,000.

                  The principal executive offices of the Company are located at 50 Orville Drive, Bohemia, New York 11716.

Item 2.           Identity and Background.
                  ------------------------

                  (a)  This  Schedule  13D is being  filed  by Mr.  Manocherian,
                  Kabuki, Whitehall, and Pamela. Mr. Manocherian, Kabuki, Whitehall and Pamela are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim the existence of a group with the other investors in the Company.

                  (b) - (c)

                  Greg Manocherian
                  ----------------

                  Mr. Manocherian is an individual principally employed as an investor. The principal business address of Mr. Manocherian is 3 New York Plaza, 18th Floor, New York, New York 10004.

                  Kabuki Partners ADP, GP
                  -----------------------

                  Kabuki is a general partnership that invests in various opportunities as they arise. Mr. Manocherian is the controlling partner. The principal business address of Kabuki is 3 New York Plaza, 18th Floor, New York, New York 10004.

                  Whitehall Properties LLC
                  ------------------------

                  Whitehall is a limited liability company that holds interests in real estate partnerships. The principal business address of Whitehall is 3 New York Plaza, 18th Floor, New York, New York 10004.

                  Pamela Equities Corp.
                  ---------------------

                  Pamela is a corporation that owns and manages real estate. The principal business address of Pamela is 3 New York Plaza, 18th Floor, New York, New York 10001.

                  (d) To the best knowledge of the Reporting Persons, during the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                  (f) Mr. Manocherian is a citizen of the United States of America. Kabuki is a New York corporation. Whitehall is a New York limited liability company. Pamela is a New York corporation.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

                  The source of the $150,000 paid by Kabuki, the $185,000 paid by Whitehall, and the $265,000 paid by Pamela for the Debentures, and the $33,750 paid by Kabuki, the $41,625 paid by Whitehall, and the $76,291.50 paid by Pamela for Common Stock purchased by such entities, as set forth in Item 5 below, was working capital of such entities.

Item 4.           Purpose of Transaction.
                  -----------------------

                  The Reporting Persons acquired the Class C Debentures and the Common Stock of the Company reported herein as being owned by each of them for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase shares of Common Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the Class C Debentures and the Common Stock or other securities of the Company that each now owns or hereafter may acquire, subject to restrictions on transfer under the securities laws and under the documents pursuant to which such securities were purchased.

                  Each of the Reporting Persons has entered into a stockholders' agreement (a copy of which is attached hereto as Exhibit 4, the "Stockholders' Agreement") with the Company and Charles Brand, the Chairman and Chief Executive Officer of the Company and the Company's largest shareholder, in which the Reporting Persons agreed, among other things, to certain limitations on their ability to dispose of their shares of the Common Stock, grant and are granted certain "tag-along" rights with respect to future sales of the Common Stock, and agree to vote their shares of Common Stock for the appointment of certain nominees as members of the Company's Board of Directors and for certain other matters as set forth below. The Reporting Persons, except for Phineas Broadband Systems, L.P., entered into a separate stockholders' agreement with certain investors in the Initial Purchase (the "InterPurchaser Agreement") pursuant to which the Reporting Persons granted and were granted certain additional "tag-along" rights with respect to future sales of Common Stock.

                  Among other things, the Stockholders' Agreement provides that a majority of the Directors appointed by the Majority Investors can recommend to the Board that the Company be sold and Mr. Brand and any transferee of his securities have agreed to use their best efforts to cause the Brand Directors to vote in favor of the sale provided that such recommendation is consistent with their fiduciary duties.

                  Certain amendments have been made to the by-laws of the Company to implement the provisions of the Stockholders' Agreement.

                  Except as otherwise set forth above, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Paragraphs (b) through
                  (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

                  Set forth below is a description of the number of shares of Common Stock and the percentage of the aggregate shares of Common Stock issued and outstanding, held by each Reporting Person. All of the Class C Debentures reported below were purchased by the respective Reporting Persons on October 21, 1998 pursuant to the Second Purchase Agreement, at a purchase price equal to 75% of the principal amount of the Class C Debentures purchased by such Reporting Persons. All shares of outright Common Stock reported herein as being held by Reporting Persons were acquired on October 21, 1998 pursuant to the Stock Purchase Agreement, at a price per share of $.25.

                  (a) - (b)

                  Greg Manocherian
                  ----------------

                  Mr. Manocherian beneficially owns 4,938,259 shares of Common Stock, comprised of 107,000 shares of Common Stock; 47,170 shares of Common Stock issuable upon conversion of .5 shares of Preferred Stock; 20,000 shares of Common Stock issuable upon conversion of Class A Warrants; 47,170 shares of Common Stock issuable upon conversion of Class D Warrants; 1,541,218 shares of Common Stock issuable upon exercise of $642,174 principal amount of Debentures; 1,501,480 shares of Common Stock issuable upon exercise of 1,501,480 G Warrants; 77,658 shares of Common Stock issuable upon exercise of 77,658 H Warrants; and 38,829 shares of Common Stock issuable upon exercise of 38,829 I Warrants; comprising 15.36% of the issued and outstanding shares of Common Stock based on information received from the Company. The foregoing shares of Common Stock are owned by Mr. Manocherian individually. With respect to the remaining securities set forth above and described in more detail below, Mr. Manocherian may be deemed to be a beneficial owner of such securities by virtue of his being a "control person" with respect to Kabuki, Whitehall and Pamela.

                  Kabuki Partners ADP, GP
                  -----------------------

                  Kabuki beneficially owns 362,999 shares of Common Stock comprised of 135,000 shares of Common Stock, 102,748 shares issuable upon conversion of $42,812 principal amount of Class A Debentures, 46,500 shares issuable upon exercise of the $150,000 principal amount of the Class C Debentures, 96,774 shares issuable upon exercise of 96,774 G Warrants, 5,177 shares issuable upon exercise of 5,177 H Warrants, and 2,589 shares issuable upon exercise of 2,589 I Warrants.

                  Such 362,999 shares of Common Stock comprise 1.42% of the issued and outstanding shares of Common Stock, based on information received from the Company.

                  Whitehall Properties LLC
                  ------------------------

                  Whitehall beneficially owns 1,360,988 shares of the Common Stock comprised of (a) 166,500 shares of Common Stock; 380,761 shares issuable upon conversion of $158,650 principal amount of the Class A Debentures, 57350 shares issuable upon conversion of the $185,000 principal amount of the Class C Debentures, 358,624 shares issuable upon exercise of 358,624 G Warrants, 19,186 shares issuable upon exercise of 19,186 H
                  Warrants and 9,593 shares issuable upon exercise of 9,593 I Warrants, currently owned by Whitehall, and (b) 132,979 shares issuable upon exercise of $55,408 principal amount of the Class A Debentures, 125,247 shares issuable upon exercise of 125,247 G Warrants, 6,700 shares issuable upon exercise of 6,700 H Warrants and 3,350 shares issuable upon exercise of 3,350 I Warrants, which Whitehall has the right to purchase as part of the Optional Purchase.

                  Such 1,360,988 shares of Common Stock comprise 4.59% of the issued and outstanding shares of Common Stock based on information received from the Company.

                  Whitehall has and will have the sole power to vote and dispose of all such securities.

                  Pamela Equities Corp.
                  ---------------------

                  Pamela beneficially owns 2,594,931 shares of Common Stock, comprised of (a) 238,500 shares of Common Stock; 761,522 shares issuable upon conversion of $317,301 principal amount of Class A Debentures, 82,150 shares issuable uopn conversion of the $265,000 principal amount of the Class C Debentures, 717,247 shares issuable upon exercise of 717,247 G Warrants, 38,371 shares issuable upon exercise of 38,371 H Warrants and 19,186 shares issuable upon exercise of 19,186 I Warrants, currently owned by Pamela, and (b) 265,957 shares issuable upon exercise of $110,816 principal amount of the Class A Debentures, 250,495 shares issuable upon exercise of 250,495 G Warrants, 13,401 shares issuable upon exercise of 13,401 H
                  Warrants and 6,700 shares issuable upon exercise of 6,700 I Warrants.

                  Such 2,594,931 shares of Common Stock comprise 8.7% of the issued and outstanding shares of the Common Stock, based on information received from the Company.

                  Pamela has and will have the sole power to vote and dispose of all such securities.

                  (c)      None.

                  Other than as set forth above and elsewhere in this Item 5, none of the Reporting Persons effected any transaction in the Shares during the past sixty (60) days.

                  (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

                  (e) It is inapplicable for the purposes herein to state the date on which the Reporting Persons ceased to be the owners of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
                  --------------------------------------------------------

                  In accordance with the terms of the Class C Debentures, from and after the earliest of (i) January 31, 1999, (ii) the consummation of a Qualifying Offering (as defined therein), or
                  (iii) the date of any repayment notice given by the Company pursuant to Section 2(d) thereof, any holder of the Class C Debentures has the right, exercisable at his, her or its option at any time during which the principal amount of such Class C Debenture is outstanding, to convert the Class C
                  Debenture, into a number of fully paid and non-assessable shares equal to (i) the result obtained by dividing the stated principal amount of the Class C Debenture by the conversion rate established for any equity security issued in a Qualifying Offering (as defined in the Class C Debenture), if the Class C Debenture is converted on or after the consummation of a Qualifying Offering, or (ii) if no Qualifying Offering has occurred on or prior to such conversion, the result obtained by dividing the stated principal amount of the Class C Debenture by (X) $0.52 per share if the Class C Debenture is converted on or prior to January 31, 1999, (Y) $0.45 per share if the Class C Debenture is converted on or after February 1, 1999 and on or prior to April 30, 1999, or (Z) $0.31 per share if the Class C Debenture is converted on or after May 1, 1999. The respective conversion prices set forth above are subject to adjustment in certain circumstances as provided in the Class C Debenture.

                  Pursuant to a Registration Rights Agreement (the "Registration Rights Agreement"), dated as of October 21, 1998, the Company has agreed to provide certain registration rights to investors (including certain Reporting Persons) in the Class C
                  Debentures   purchased   pursuant   to  the  Second   Purchase
                  Agreement.

                  Reference is made to Item 1 above regarding the Debentures.

                  Reference   is  made  to  Item  4  above   regarding   certain
                  arrangements relating to transfer or voting of securities.

                  Except as set forth elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------

                  1. Agreement dated August 11, 1997 among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(f)(1)
                  2.       Stockholders' Agreement
                  3.       InterPurchaser Agreement
                  4.       Form of Class C Debenture
                  5.       Registration Rights Agreement

                                    SIGNATURE
                                    ---------

                  After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date:             November 24, 1998


                                        /s/
                                        ---------------------------------------
                                        GREG MANOCHERIAN


                                        KABUKI PARTNERS ADP, GP

                                        By:      /s/
                                                 ------------------------------
                                                 Greg Manocherian, Partner


                                        WHITEHALL PROPERTIES, LLC


                                        By:      /s/
                                                 ------------------------------
                                                 Greg Manocherian, Member


                                        PAMELA EQUITIES CORP.


                                        By:      /s/
                                                 ------------------------------
                                                 Greg Manocherian, President

                                  Exhibit Index
                                  -------------


  Sequential
  Exhibit No.                      Description                             Page
  -----------                      -----------                             ----

      1 Agreement dated November 24, 1998 among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d - 1(f)(1).

      2        Stockholders' Agreement dated July 29, 1997 among the
               Company  and  several  stockholders,   including  the
               Reporting Persons.

      3 Stockholders' Agreement [InterPurchaser Agreement] dated as of July 1997 among several stockholders of the Company, including Reporting Persons.

      4        Form of Class C 13% Senior Subordinated Debenture Due
               1999.

      5 Registration Rights Agreement dated as of October 1998 among the Company and several stockholders, including the Reporting Persons.

                                    EXHIBIT 1

         The undersigned hereby agree, pursuant to Rule 13d-1(f)(1) to file a joint statement on Schedule 13D and amendments thereto pertaining to their ownership of Class C 13% Convertible Senior Subordinated Debentures Due September 30, 1999, Common Stock, par value of one cent ($0.01) per share, of LogiMetrics, Inc.

         This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

Date:    November 24, 1997


                                        /s/
                                        ---------------------------------------
                                        GREG MANOCHERIAN


                                        KABUKI PARTNERS ADP, GP

                                        By:      /s/
                                                 ------------------------------
                                                 Greg Manocherian, Partner


                                        WHITEHALL PROPERTIES, LLC


                                        By:      /s/
                                                 ------------------------------
                                                 Greg Manocherian, Member


                                        PAMELA EQUITIES CORP.


                                        By:      /s/
                                                 ------------------------------
                                                 Greg Manocherian, President

                                    EXHIBIT 2

                             STOCKHOLDERS AGREEMENT


         STOCKHOLDERS AGREEMENT, dated as of July 29, 1997, by and among LogiMetrics, Inc., a Delaware corporation (the "Company"), Charles S. Brand ("Brand"), and the other individuals and entities listed on the signature pages hereto (the "Purchasers" and, collectively with Brand and each other Person who, in accordance with the terms hereof, shall become a party to or be bound by the terms of this Agreement after the date hereof, the "Stockholders").

                              W I T N E S S E T H :

         WHEREAS, Brand currently is the beneficial owner of 19,387,800 shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock"); and

         WHEREAS, the Purchasers beneficially own an aggregate of 700,000 shares of Common Stock: and

         WHEREAS, pursuant to the terms of a Purchase Agreement, dated as of even date herewith (the "Purchase Agreement"), by and among the Company and the Purchasers, the Purchasers have acquired or will shortly acquire beneficial ownership of an additional 15,600,000 shares of Common Stock in the aggregate; and

         WHEREAS, under the terms of the Purchase Agreement, the Purchasers have the right to acquire beneficial ownership of an additional 4,500 000 shares of Common Stock; and

         WHEREAS, the Company and the Stockholders desire to make provision with respect to (i) the ownership, transfer or other disposition of their equity interests in the Company, and (ii) the management of the affairs of the Company;

         NOW, THEREFORE, in consideration of the mutual covenants contained herein,and intending to be legally bound, the parties hereby agree as follows:

                                    ARTICLE I

                               Certain Definitions

         Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

         "Affiliate" means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlled" and "controlling" have meanings correlative thereto. Any Relative of an individual shall be deemed to be an Affiliate of such individual for purposes hereof.

         "beneficial owner" (and, with correlative meanings, "beneficially own" and "beneficial ownership") of any interest means a Person who, together with his, her or its Affiliates, is or may be deemed a beneficial owner of such interest for purposes of Rule 13d-3 or 13d-5 under the Securities Exchange Act of 1934, as amended, or who, together with his, her or its Affiliates, has the right to become such a beneficial owner of such interest (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise, conversion or exchange of any warrant, right or other instrument, or otherwise.

         "Board" means the Board of Directors of the Company in office at the applicable time, as elected in accordance with the provisions of this Agreement.

         "Company Sale" means any of (i) a Transfer or other disposition of all or substantially all of the assets of the Company to any Person, or group of related Persons, other than an Affiliate of the Company, in one transaction or a series of related transactions, (ii) a merger, consolidation, recapitalization, share exchange or reorganization of the Company in which the holders of voting stock of the Company immediately prior thereto will not own at least 50% of the voting shares of the continuing or surviving entity (whether or not the Company) immediately thereafter, (iii) the sale or other disposition of voting stock of the Company representing 50% or more of the total voting power of the Company's outstanding capital stock in one transaction or a series of related transactions to any Person, or group of related Persons, other than a Stockholder or any of its Affiliates, (iv) the issuance of additional shares of voting stock (including, but not limited to, the issuance of Rights to purchase shares of voting stock) if, as a result thereof, any Person, or group of related Persons, other than a Stockholder or any of its Affiliates, would beneficially own 50% or more of the total voting power of the Company's outstanding capital stock in one transaction or a series of related transactions, or (v) the formation of any form of partnership, joint venture, association or other business organization or strategic alliance, in which the Company would participate if, as a result thereof, all or substantially all of the assets of the Company would be Transferred to any Person not wholly owned by the Company or one or more wholly owned Subsidiaries of the Company.

         "Contract" means any written or oral agreement, contract, arrangement or instrument.

         "Person" means an individual, partnership, corporation, joint stock company, unincorporated organization or association, trust or joint venture, or a governmental agency or political subdivision thereof.

         "Purchaser Group" means, collectively, the Purchasers and all Purchaser Transferees (as defined in Section 2.1 (f)).

         "Relative" means, with respect to any Stockholder, the spouse of such Stockholder or any of such Stockholder's ancestors, descendants, siblings, descendants of any such siblings, or the spouse of any of the foregoing "Right" means any option, warrant, security, right or other instrument convertible into or exchangeable or exercisable for or otherwise giving the holder thereof the right to acquire, directly or indirectly, any Common Stock or any other such option, warrant, security, right or instrument.

         "Shares" means shares of Common Stock.

         "Subsidiary" means any corporation, association or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is at the time directly or indirectly owned or controlled by another corporation, association or other organization, or by any one or more Subsidiaries of such other corporation, association or other organization, or by such other corporation, association or other organization and one or more of its Subsidiaries.

         "Transfer" means, directly or indirectly, any transfer, sale, assignment, pledge, hypothecation, gift, or other transfer or disposition, whether or not by operation of law and whether or not voluntarily, of any Shares or any interest therein.

         Section 1.2. Interpretation. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, "herein," "hereto," "hereof" and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) words importing the masculine gender shall also include the feminine and neutral genders, and vice versa; and (iii) words importing the singular shall also include the plural, and vice versa.

                                   ARTICLE II

                        Restrictions on Certain Transfers

         Section 2.1.  Tag-Along.  (a) Except as set forth in paragraphs (f) and
(g) below, no Stockholder (an "Initiating Stockholder"), whether acting alone or in concert with any other Stockholder, shall enter into a Contract to Transfer, arrange for the Transfer of or Transfer to any Person or group (as defined pursuant to Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended), directly or indirectly or through one or more intermediaries, in a single transaction or a series of related transactions, any Shares then beneficially owned by the Initiating Stockholder or any interest therein, if immediately following the consummation of such Transfer, such acquiring Person or group, together with any Affiliates thereof (or Affiliate of any member of such group), would be the beneficial owner, directly or indirectly, of more than 50% of the outstanding Shares (including as outstanding for such purpose any Shares issuable upon exercise of any Rights to be acquired from such Initiating Stockholder and all other Rights beneficially owned by any such Affiliate, Person, group or member thereof), unless all Stockholders are given the opportunity to Transfer all (but not less than all) of the Shares then owned by each of them (including without limitation Shares issuable upon exercise of Rights then owned by each of them) concurrently with such proposed Transfer on terms (including, without limitation, the form and amount of, and the time of receipt of, consideration therefor) identical to those applicable to such proposed Transfer (the "Tag-Along Rights").

         (b) No opportunity shall be deemed given to any Stockholder for purposes of Section 2.1 (a) unless (i) such Stockholder shall have received written notice from the Initiating Stockholder setting forth the material terms of the proposed Transfer (a "Tag-Along Notice"), and shall have been given at least twenty days after receipt of such Tag-Along Notice to exercise its rights contained in this Section 2.1 by giving written notice thereof to the Initiating Stockholder (a "Tag-Along Exercise Notice"), (ii) if such Stockholder is then the holder of any Rights, it shall be permitted to exercise, convert or exchange such Rights strictly in accordance with the terms thereof, (iii) the terms on which the Initiating Stockholder actually sells its Shares are no more favorable to the Initiating Stockholder (including, without limitation, the form and amount of, and the time of receipt of, consideration therefor), than the terms set forth in the Tag-Along Notice given by it pursuant to clause (i) of this sentence, (iv) the Person or group to which the applicable Transfer is proposed to be made makes an offer to all of the Stockholders to purchase any or all outstanding Shares then owned by the Stockholders (including Shares issuable upon the exercise, conversion or exchange of Rights) that (A) is distributed in writing to all Stockholders, (B) is open for acceptance by all Stockholders for a period of at least twenty business days after such distribution, and (C) provides for per Share consideration identical to that being paid in the Transfer to each Stockholder who accepts such offer, and (v) the Person or group to which the Initiating Stockholder Transfers its Shares purchases, at or prior to the time of purchase of such Shares, from each Person exercising his or its rights pursuant to this Section 2.1, at least such number of Shares as such Person shall specify in the notice given by such Person pursuant to clause (i) of this sentence.

         (c) The Initiating Stockholder and any proposed Transferee shall have the right, in their sole discretion, at all times prior to consummation of any proposed Transfer, to abandon any such proposed Transfer whereupon all Tag-Along Rights with respect to such proposed Transfer shall terminate, and neither the Initiating Stockholder nor any proposed Transferees shall have any liability or obligation to any Stockholder with respect thereto.

         (d) In determining the consideration paid for purposes hereof, the aggregate purchase price shall be increased to the extent that the Initiating Stockholder or its Affiliates shall receive additional consideration (i) for covenants against competition, or (ii) for services (such as pursuant to management or consulting agreements) in amounts in excess of amounts which would be payable to a third party in an arms' length transaction.

         (e) If any Stockholder does not timely deliver a Tag-Along Exercise Notice, such Stockholder will be deemed to have waived its rights with respect to the proposed Transfer described in the Tag-Along Notice and the Initiating Stockholder shall have 60 days after the expiration date for the delivery of such Tag-Along Exercise Notice in which to Transfer not more than the number of Shares described in the Tag-Along Notice on terms not more favorable to the Initiating Stockholder than were set forth in the Tag-Along Notice. If, at the end of such 60-day period, the Initiating Stockholder has not completed the Transfer of its Shares in accordance with the terms described in the Tag-Along Notice, then all of the restrictions on sale or other disposition contained in this Agreement with respect to Shares beneficially owned by the Initiating Stockholder shall again be in effect.

         (f) The  provisions of this Section 2.1 shall not apply to any Transfer
(x) by any Purchaser that is an individual (an "Individual Purchaser" ) or a Purchaser Transferee (as defined below) that is an individual (an "Individual Transferee"), by inter vivos gift, qualified domestic relations order, testamentary bequest or otherwise, with or without consideration, of any Shares which the Individual Purchaser or such Individual Transferee may now or at any time hereafter own to (i) a trust for the benefit of such Individual Purchaser or such Individual Transferee, as applicable, or for one or more of such Individual Purchaser's or such Individual Transferee's Relatives, as applicable, or (ii) to one or more of such Individual Purchaser's or such Individual Transferee's Relatives, as applicable, or (y) with or without consideration, by any Purchaser or a Purchaser Transferee of any Shares which such Person may now or at any time hereafter own to any other Purchaser, or any Affiliate of any Purchaser; provided, however, that any such Transferee pursuant to either clause (x) or clause (y) (a "Purchaser Transferee") shall expressly agree in writing in an instrument satisfactory to the Company to be bound by the terms of this Agreement. Any Shares, or any interest therein, Transferred pursuant to this clause (f) shall continue to be subject to the terms of this Agreement.

         (g) The provisions of this Section 2.1 shall not apply to any Transfer by Brand or a Brand Transferee (as defined below), by inter vivos gift, qualified domestic relations order, testamentary bequest or otherwise, with or without consideration, of any Shares which Brand or such Brand Transferee may now or at any time hereafter own to (i) a trust for the benefit of Brand or such Brand Transferee, as applicable, or for one or more of Brand's or such Brand Transferee's Relatives, as applicable, or (ii) to one or more of Brand's or such Brand Transferee's Relatives, as applicable; provided, however, that any such Transferee (a "Brand Transferee") shall expressly agree in writing in an instrument satisfactory to the Company to be bound by the terms of this Agreement. Any Shares, or any interest therein, Transferred pursuant to this clause (g) shall continue to be subject to the terms of this Agreement.

         Section 2.2.  Go-Along  Obligations.  (a) Subject to the  provisions of
Section 2.2(c), if at any time after the date hereof, any member of the Purchaser Group receives a firm, bona fide, written offer from a third party (an "Offeror") to purchase or otherwise acquire all of the Shares beneficially owned by the Purchaser Group in one transaction or series of related transactions, and the holders of a majority of the Shares beneficially owned by all of the members of the Purchaser Group (the "Majority Holders") have determined to accept such offer, then, notwithstanding the other provisions of this Agreement, the Majority Holders shall have the right (the "Go-Along Right") to require all other Stockholders to sell or otherwise dispose of all Shares beneficially owned by them to such Offeror on the same terms and conditions set forth in such offer. In determining the consideration to be paid pursuant to such offer, the aggregate purchase price for the Shares to be sold by the Purchaser Group shall be increased to the extent that any member of the Purchaser Group or their respective Affiliates shall receive additional consideration (i) for covenants against competition, or (ii) for services (such as pursuant to management or consulting agreements) in amounts in excess of amounts which would be payable to a third party in an arms' length transaction.

         (b) If the Majority Holders elect to exercise their Go-Along Rights hereunder, they shall provide written notice (the "Go-Along Notice") to the Company and each other Stockholder of such election at least 20 days prior to the closing date for such transaction, which Go-Along Notice shall include the terms and conditions of such offer, the name of the Offeree and the proposed closing date of such transaction. Each other Stockholder shall be obligated to sell or otherwise dispose of all Shares beneficially owned by it to such Offeror in accordance with the terms set forth in the Go-Along Notice. However, if such transaction is not completed within 90 days of the giving of such Go-Along Notice, then any exercise by the Majority Holders of their Go-Along Right shall require a new notice pursuant to this Section 2.2.

         (c) Notwithstanding the other provisions of this Section 2.2, no Stockholder shall be required to Transfer its Shares pursuant to this Section
2.2 unless the consideration to be received by the Stockholders in exchange for the Shares to be Transferred to the Offeror pursuant to such transaction shall have been determined to be fair to the Stockholders pursuant to a written fairness opinion issued by an investment banking firm selected by the Company's Board of Directors with the concurrence of (x) the holders of a majority of the Shares then owned by Brand and any Brand Transferees, as a group, and (y) the Majority Holders.

         Section 2.3. Additional Transfer Restrictions. Without the prior approval of the Majority Holders, which approval shall not be unreasonably withheld or delayed, neither Brand nor any Brand Transferee, whether acting alone or in concert with any other Person, shall enter into a Contract to Transfer, arrange for the Transfer of or Transfer to any Person or group (as defined pursuant to Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended) (other than to Brand or a Brand Transferee), directly or indirectly or through one or more intermediaries, in a single transaction or a series of related transactions, any Shares then beneficially owned by Brand or such Brand Transferee or any interest therein, if immediately following the consummation of such Transfer, such acquiring Person or group, together with any Affiliates thereof (or Affiliate of any member of such group), would be the beneficial owner, directly or indirectly, of 20% or more of the outstanding Shares (including as outstanding for such purpose any Shares issuable upon exercise of any Rights to be acquired from Brand or a Brand Transferee in such transaction and all other Rights beneficially owned by any such Affiliate, Person, group or member thereof). For purposes of this Section 2.3, the Majority Holders shall be deemed to have approved a Transfer pursuant to this Section 2.3 if Brand or the Brand Transferee, as the case may be, gives written notice to the Purchasers of his, its or their intention to make a Transfer pursuant to this Section 2.3, which notice shall include the terms and conditions of such Transfer, the names of the proposed acquiring Person or group and the proposed closing date of such Transfer, and Brand or the Brand Transferee, as the case may be, shall not have received within 10 days thereafter a written notice from the Majority Holders objecting to the proposed Transfer.

                                   ARTICLE III

                         Board of Directors; Committees

         Section 3.1. Composition of the Board of Directors. (a) Subject to the provisions of Section 3.1 (b) and 3.1 (d), the Company shall use its best efforts to, and each Stockholder shall, take and cause to be taken all necessary action (corporate and other), including the voting of Shares, to set the number of directors at seven and to elect as the members of the Board four individuals (the "Brand Directors") selected and nominated from time to time by Brand (provided that such individuals shall be reasonably satisfactory to a majority of the directors appointed by the Purchaser Group) and three individuals (the "Purchaser Directors") selected and nominated from time to time by the Purchaser Group, by action of the Majority Holders (provided that such individuals shall be reasonably satisfactory to a majority of the Brand Directors); provided, however, that in the event that the Purchaser Group acquires all of the Additional Securities (as defined in the Purchase Agreement) pursuant to the terms of Section 1.4 of the Purchase Agreement, the number of directors shall be set at eight and the Purchaser Group shall have the right from and after the Option Closing Date (as defined in the Purchase Agreement) to appoint a fourth Purchaser Director; provided, further, that if any member of the Purchaser Group is ever entitled to appoint a member of the Board pursuant to the rights granted by the Company to the holders of the Cerberus Debentures (as such term is defined in the Purchase Agreement) as a result of the purchase of the Cerberus Debentures or otherwise, the size of the Board and the number of directors which the Purchaser Group shall have the right to appoint pursuant to the terms hereof shall be reduced by one. At any time during which the Purchaser Group is entitled to appoint at least four Purchaser Directors pursuant to the provisions of this Section 3.1 (a), at the request of either Brand or the Majority Holders, the size of the Board shall be increased by one and Brand and the Purchaser Group by action of the Majority Holders, shall mutually select one additional director who shall not be employed by or otherwise be an Affiliate of either the Company, Brand or any member of the Purchaser Group (the "Independent Director") to fill the vacancy caused by such increase in the size of the Board.

         (b) In the event that Cerberus Partners L.P. ("Cerberus") or any other holder of the Cerberus Debentures (Cerberus or such holder, the 'Debenture Holder") exercises its right to appoint a member of the Board pursuant to the terms of the Unit Purchase Agreement, dated as of March 7, 1996 (the "Cerberus Agreement"), by and between the Company and Cerberus, the number of directors shall be increased by two, one of such additional directors shall be the director appointed by the Debenture Holder (the "Debenture Director") and Brand and the Purchaser Group, by action of the Majority Holders, shall mutually select one additional Independent Director to fill the vacancies caused by such increase in the size of the Board. Each Stockholder shall use its best efforts to cause the Company to comply with the requirements of the Cerberus Agreement, including without limitation, voting all of their Shares in favor of the election of such person as the Debenture Holder may designate as a director of the Company. In the event that the Debenture Director resigns, is removed or otherwise is unable to continue to serve as a director of the Company and the Debenture Holder does not exercise its right to appoint a successor Debenture Director, one Independent Director to be mutually selected by Brand and the Majority Holders shall be deemed to have resigned as a director effective as of the date that the Debenture Holder notifies the Company that it will not exercise its rights under the Cerberus Agreement and shall cease to be a member of the Board of Directors.

         (c) The term of office of all directors shall continue until the next succeeding annual meeting of stockholders of the Company and until their successors are duly elected and qualified. Each of Brand and the Purchaser Group shall at all times have the right, exercisable by such Person in his or its sole discretion, to designate successors for the directors appointed by such Person (provided that such successors shall be reasonably satisfactory to a majority of the Purchaser Directors or the Brand Directors, as the case may be), to cause the Stockholders to remove, with or without cause, one or more of the directors appointed by such Person, and to fill any vacancy on the Board resulting from the death, resignation or removal of any director appointed by such Person (provided that any nominee selected to fill such a vacancy shall be reasonably satisfactory to a majority of the Brand Directors or the Purchaser Directors, as the case may be); provided, however, that no such actions may be taken with respect to any Independent Director unless mutually agreed to by Brand and the Purchaser Group and; provided, further, that any Independent Director shall be reasonably satisfactory to a majority of both the Brand Directors and the Purchaser Directors. Each Stockholder shall vote for such removal and for the election of such successor or successors at a meeting of the stockholders or shall execute a written consent to such effect without a meeting and consents to the prompt holding of a special meeting for that purpose, in each case, at the written request of the Person seeking to remove and replace such director given to the Company.

         (d) The permanent  successor Chief Executive  Officer hired pursuant to
Section 4.4 hereof shall become a member of the Board effective as of the effective date of his or her employment by the Company (the "Commencement Date") and shall be deemed to be a Brand Director for all purposes hereunder. On or prior to the Commencement Date, Brand and any Brand Transferees shall take all action reasonably necessary to cause a Brand Director to resign from the Board effective as of the Commencement Date and to appoint the permanent Chief Executive Officer to fill the vacancy created by such resignation.

         (e) In the event that either Brand or the Purchaser Group is no longer entitled to designate directors pursuant to this Article III, all directors designated by such Person (other than the permanent Chief Executive Officer hired pursuant to Section 4.4 hereof) shall be deemed to have resigned as directors effective immediately and shall cease to be members of the Board.

         (f) The participation of any former director in the deliberations of the Board subsequent to the date of his or her termination as a director shall not affect in any respect any corporate action which has been approved by a majority of the remaining members of the Board, whether at a meeting at which a quorum of the Board (excluding any such former director) was present or pursuant to a written consent signed by the remaining directors.

         Section 3.2. Quorum. At all meetings of the Board, the presence, in person or by proxy, of a majority of the entire Board shall constitute a quorum for the transaction of business. Any director may participate in a meeting of the Board, or any committee thereof, by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other.

         Section 3.3 Composition of Board Committees. Promptly following the execution and delivery of this Agreement, the Stockholders shall take and shall cause their respective director designees to take all actions necessary and advisable to (i) cause the Executive Committee of the Board (the "Executive Committee") to be comprised of two Brand Directors to be designated from time to time by Brand (one of whom shall be the chairman of the committee) and one Purchaser Director to be designated from time to time by the Purchaser Group; provided, however, that from and after the Option Closing Date, the size of the Executive Committee shall be increased by one and the Purchaser Group shall have the right to designate a second Purchaser Director to be a member of the Executive Committee, and; provided, further, that from and after the Commencement Date, the size of the Executive Committee shall be further increased by one and the permanent Chief Executive Officer of the Company shall become a member of the Executive Committee, ex officio, (ii) cause the Compensation Committee of the Board to be comprised of two Brand Directors to be designated from time to time by Brand and two Purchaser Directors to be designated from time to time by the Purchaser Group, and (iii) cause the Audit Committee of the Board to be comprised of two Brand Directors to be designated from time to time by Brand and two Purchaser Directors to be designated from time to time by the Purchaser Group.

         Section 3.4. Action by Stockholders to Reconstitute Board of Directors or Committees Thereof. If at any time and for any reason the Board shall fail to be constituted as required by this Article III, then, at the request of any Stockholder, the Company shall cause a special meeting of stockholders to be held or the Stockholders shall act by written consent of stockholders without a meeting for the purpose of taking whatever action may be necessary to assure that the Board is constituted as set forth in this Article III as promptly as practicable. If at any time and for any reason the committees of the Board shall fail to be constituted as required by this Article III, then, at the request of any Stockholder, the Company and the Stockholders shall take whatever action may be necessary to assure that such committees are constituted as set forth in this Article III as promptly as practicable.

         Section 3.5. Certain Covenants. Each Stockholder shall vote, in person or by proxy, all Shares over which it may have or share voting power, at any annual or special meeting of stockholders of the Company called for the purpose of voting on the election of directors, or to execute written consents of stockholders without a meeting with respect to the election of directors, to vote in favor of the election of each director nominated in accordance with
Section 3.1 and in favor of the removal of any director who is required to be removed pursuant to Section 3.1 and to take all other necessary and appropriate actions to cause such events to occur. The Company shall use its best efforts to cause Persons to be so nominated, elected or removed, as the case may be, in accordance with the applicable provisions of this Agreement. Each Stockholder shall vote all Shares over which it may have or share voting power and shall take all other actions necessary and appropriate (including, without limitation, removing any director) to ensure that the Company's Certificate of Incorporation and by-laws contain all provisions necessary to implement the terms of this Agreement and do not at any time conflict with the provisions of this Agreement and shall not vote to approve (or consent to the approval of) any amendment to the Company's Certificate of Incorporation or by-laws which would be inconsistent with this Agreement.

                                   ARTICLE IV

                             Other Corporate Matters

         Section 4.1. Management of the Company; Certain Actions. (a) The business and affairs of the Company shall be managed by or under the direction of the Board, subject to the provisions set forth in this Section 4.1 and
Section 4.2.

         (b) Subject to oversight and control by the Board, the senior management of the Company shall have the right to manage the day to day operations of the Company, including, without limitation, the implementation of the Company's strategic and business plans, ordinary course dealings with customers and suppliers, the hiring and firing of officers and employees of the Company and its Subsidiaries, and the ordinary course operation of the Company's business as it is currently being conducted, and neither any member of the Purchasers nor the Purchaser Directors shall take any action, directly or indirectly, which may reasonably be expected to hinder, impede, interfere with or otherwise restrict the management of the Company's affairs as aforesaid.

         (c) In the event that a majority of the Purchaser Directors (a "Purchaser Majority") recommend to the Board that the Company enter into a Company Sale, Brand and any Brand Transferees shall use their respective best efforts to cause the Brand Directors to vote in favor of such Company Sale; provided, however, that neither Brand nor any Brand Transferee shall have any obligation to cause the Brand Directors to vote in favor of a Company Sale if counsel of recognized standing advises the Brand Directors that approval of the Company Sale recommended by the Purchaser Directors would result in a breach of fiduciary duty by the Brand Directors.

         Section 4.2. Actions Requiring Purchaser Approval. The Company shall not, and no officer of the Company shall have the power or authority to cause the Company to, without the consent of a Purchaser Majority:

         (a) redeem, repurchase or otherwise acquire shares of the Company's capital stock except pursuant to or in connection with (i) the conversion of any class or series of the Company's capital stock into another security of the Company, (ii) the exercise of any Right, (iii) the redemption, at the request of the holder thereof, of shares of any class or series of capital stock that is redeemable at the option of the holder thereof, (iv) any compensatory plan or arrangement Subsidiaries; provided, however, that such plan or arrangement has been with an officer, director or employee of the Company or its approved by the Board or the Compensation Committee thereof; or

         (b) take any voluntary action in furtherance of the liquidation, dissolution or winding up of the business of the Company.

         Section 4.3. Voting by Stockholders. Each Stockholder shall vote, in person or by proxy, all Shares over which it may have or share voting power, at any annual or special meeting of stockholders of the Company (i) in favor of all matters approved by a majority of the entire Board (or a majority of all of the members of any duly constituted committee thereof) pursuant to Section 4.1 (a),
(ii) in favor of all matters approved by the entire Board upon the recommendation of a Purchaser Majority pursuant to Section 4.1(c) or Section 4.2, and (iii) against all matters not approved by the Board or a duly constituted committee thereof pursuant to clauses (i) or (ii).

         Section 4.4. Executive Search. Promptly following the execution and delivery hereof, the Board shall establish an ad hoc committee of the Board (the "Search Committee"), the members of which shall include the Company's Chief Executive Officer (who shall be the chairman), the Company's Chief Operating Officer and two Purchaser Directors, which shall promptly commence a search for a suitably qualified permanent successor to the Chief Executive Officer. The Search Committee may establish such regulations for its operations as the members thereof may determine are necessary or advisable. Without limiting the generality of the foregoing, the Search Committee shall be authorized to engage such consultants and other agents to assist in the identification and evaluation of appropriate candidates as the members thereof deem necessary or advisable. The Search Committee shall report to the Board on its activities from time to time as events warrant. Following the completion of its initial screening process and interviews with appropriate candidates, the Search Committee shall recommend one or more finalists to the Board and, with consultation from the Board, shall complete all arrangements relating to the hiring of a new Chief Executive Officer from the list of finalists; provided, however, that such new Chief Executive Officer shall be approved by Brand, which approval may be withheld by Brand in his sole and absolute discretion. The terms and conditions of any such hiring shall be approved by the Board upon the advice and with the recommendation of Compensation Committee of the Board. In the event that the permanent Chief Executive Officer ceases to serve as the Chief Executive Officer of the Company for any reason, then, for purposes of this Agreement (including, without limitation, the Board and Board committee composition provisions hereof), the Company shall be deemed to have not designated a permanent successor Chief Executive Officer and the provisions of this Section 4.4 shall again come into effect.

         Section 4.5. Indemnification; Maintenance of D&O Insurance. The Company shall indemnify the directors and officers of the Company to the fullest extent permissible under Delaware law and, without limiting the generality of the foregoing, the Company and the Stockholders shall take all actions necessary to include provisions in the Company's Certificate of Incorporation limiting the liability of directors to the maximum extent permitted by Delaware law and providing that the directors and officers shall be indemnified to the maximum extent permitted by Delaware law. The Company shall maintain appropriate directors and officers insurance in such amounts and covering such risks as the Board may determine from time to time in light of the cost and availability of such insurance.

                                    ARTICLE V

                                     Legend

         Section 5.1. Legends. Any certificates evidencing Shares subject to this Agreement shall be stamped or endorsed with a legend in substantially the following form; provided, however, that in the event that Shares are registered under the Securities Act of 1933, as amended, the Company shall promptly upon request, but in any event not later than is necessary in order to consummate any sale pursuant to any underwriting agreement or sales agency agreement relating thereto, deliver a replacement certificate not containing the first paragraph of the legend below in exchange for the legended certificate (it being understood that such legend shall be placed on such replacement certificate if the sale does not occur in accordance with the terms of the registration statement); and provided, further, that the Company shall upon termination of this Agreement promptly upon request deliver a replacement certificate not containing the second paragraph of the legend below in exchange for the legended certificate:

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS, AND ACCORDINGLY NEITHER THE SHARES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, PLEDGED, OR OTHERWISE DISPOSED OF UNLESS SO REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. IN ADDITION, TRANSFERS, VOTING AND OTHER MATTERS IN RESPECT OF THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT DATED AS OF JULY 29, 1997 AMONG THE COMPANY AND CERTAIN STOCKHOLDERS NAMED THEREIN, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY AND MAY BE OBTAINED WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY.

         Section 5.2. Removal of Legends. From and after the effective date of any registration statement registering the Shares subject hereto for sale pursuant to the Securities Act of 1933, as amended, and compliance by the Company with any applicable state securities or "Blue Sky" laws, the Stockholders shall be entitled to exchange the certificates representing their Shares for certificates not bearing the first restrictive legend set forth in
Section 5.1 above. In connection with any Transfer permitted pursuant to this Agreement (other than Transfers pursuant to Sections 2.1(f) or 2.1(g)), the Stockholder Transferring Shares shall be entitled to exchange the certificates representing the Shares being Transferred for replacement certificates not bearing the second restrictive legend set forth in Section 5.1 above.

                                   ARTICLE VI

                           Effectiveness; Termination

         Section 6.1. Effectiveness; Termination of Agreement. This Agreement shall become effective as of the date first above written and shall terminate upon the earliest to occur of the following: (i) upon the written consent of (x) the Majority Holders, and (y) the holders of a majority of the shares of Common Stock then beneficially owned by Brand and any Brand Transferee, as a group,
(ii) Brand and any Brand Transferees, as a group, or the Purchaser Group becoming the beneficial owner of less than 10% of the outstanding Common Stock (determined on a fully-diluted basis), or (iii) the consummation of a Company Sale, only to the extent that such transaction has been duly approved pursuant to Section 4.1 (c); provided, however, that no such termination shall relieve any Person of any liability for a breach or default.

                                   ARTICLE VII

                                  Miscellaneous

         Section 7.1 . Recapitalization, Exchanges, etc. Affecting the Common Stock. The provisions of this Agreement shall apply to the full extent set forth herein with respect to (a) the Shares and (b) any and all shares of capital stock of The Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the Shares, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise. In the event of any change in the capitalization of the Company, as a result of any stock split, stock dividend or stock combination, the provisions of this Agreement shall be appropriately adjusted.

         Section 7.2 No Joint Venture or Partnership. No party shall have any authority to bind or commit any other party hereto and no such authority shall be implied by the provisions hereof. Nothing herein shall be deemed or construed to create a joint venture, partnership or agency relationship between any of the parties hereto for any purpose.

         Section 7.3. Injunctive Relief. Each party hereto acknowledges that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would likely be inadequate and, accordingly, each other party shall, in addition to any other rights or remedies which it may have, be entitled to equitable and injunctive relief, including, without limitation, temporary, preliminary and permanent injunctive relief, to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for injunctive relief, each party hereto hereby waives the claim or defense that a remedy at law alone is adequate and, to the maximum extent permitted by law, consents to have each provision of this Agreement specifically enforced against him or it, without the necessity of posting bond or other security against him or it, and consents to the entry of injunctive relief against him or it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

         Section 7.4. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective successors, assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder. This Agreement may not be assigned by operation of law or otherwise, and any attempted assignment shall be null and void, except that, any Stockholder may assign its rights hereunder, in whole but not in part, in connection with a Transfer of Shares made in compliance with all of the provisions of this Agreement. If any Stockholder shall acquire additional Shares, in any manner, whether by a Transfer permitted hereunder, operation of law or otherwise, such Shares shall be held subject to all of the terms of this Agreement, and by taking and holding such Shares such Person shall be conclusively deemed to have agreed to be bound by and to comply with all of the terms and provisions of this Agreement. Any Transferee wishing to become a party hereto or otherwise required to become such a party shall execute an instrument in the form of Exhibit A hereof agreeing to be bound by the provisions hereof.

         Section 7.5. Expenses. Except as provided in the Purchase Agreement, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated hereby.

         Section 7.6. Amendment; Waiver. (a) This Agreement may be amended by a written instrument duly executed by the parties affected thereby.

         (b) No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon breach thereof shall constitute a waiver of any such breach or of any other covenant, duty, agreement or condition, any such waiver being effective only if contained in a writing executed by the waiving party.

         Section 7.7. Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission upon receipt of a confirmed transmission report, as follows:

If to the Company:         50 Orville Drive
                           Bohemia, New York 11716
                           Tel: (516) 784-4110
                           Fax: (516) 784-4132
                           Attention: Chief Executive Officer

and if to the other parties at the address or facsimile transmission number specified below its name on the signature pages hereto (or, in the case of Persons who become parties hereto subsequently, at their last addresses or facsimile transmission numbers shown on the record books of the Company). Any party hereto, by notice given to the other parties hereto in accordance with this Section 7.7, may change the address or facsimile transmission number to which such notice or other communications are to be sent to such party. Whenever pursuant to this Agreement any notice is required to be given by any Stockholder to any other Stockholder or Stockholders, such Stockholder may request from the Company a list of addresses and facsimile transmission numbers of all
Stockholders of the Company, which list shall be promptly furnished to such Stockholder.

         Section 7.8. Inspection. For so long as this Agreement shall be in effect, this Agreement, any amendments hereto and a complete list of the names and addresses of all Stockholders shall be made available for inspection and copying on any business day by any Stockholder at the offices of the Company at the address thereof set forth in Section 7.7 above.

         Section 7.9. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REFERENCE TO THE CHOICE OF LAW PRINCIPLES THEREOF, EXCEPT TO THE EXTENT THAT THE PROVISIONS OF THE DELAWARE GENERAL CORPORATION LAW APPLY THERETO.

         Section 7.10. Headings. The descriptive headings of the several sections in this Agreement are for convenience only and do not constitute part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

         Section 7.11. Integration. This Agreement and the other writings referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to its subject matter. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to its subject matter other than those expressly set forth or referred to herein.

         Section 7.12. Severability. If any term or provision of this Agreement or any application thereof shall be declared or held invalid, illegal or unenforceable, in whole or in part, whether generally or in any particular jurisdiction, such provision shall be deemed amended to the extent, but only to the extent, necessary to cure such invalidity, illegality or unenforceability, and the validity, legality and enforceability of the remaining provisions, both generally and in every other jurisdiction, shall not in any way be affected or impaired thereby.

         Section 7.13. Consent to Jurisdiction. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit action or proceeding brought in any such court has been brought in an inconvenient forum.

         Section  7.14.   Counterparts.   This  Agreement  may  be  executed  in
counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth above.

                               LOGIMETRICS, INC.



                               By:/s/ Charles S. Brand
                                  --------------------------
                               Name:
                               Title:


                               /s/ Charles S. Brand
                               --------------------------
                               Charles S. Brand

                               20 Meridian Road
                               Eatontown, New Jersey 07724
                               Tel: (908) 935-7150
                               Fax: (908) 935-7151

                               CRAMER ROSENTHAL McGLYNN, INC.

                               By:/s/ Eugene A. Trainor
                                  --------------------------
                               Name:  Eugene A. Trainor
                               Title: Chief Financial Officer

                               520 Madison Avenue
                               New York, New York 10022
                               Tel: (212) 838-3830
                               Fax: (212) 644-8291


                               L A.D. EQUITY PARTNERS, L.P

                               By: Flint Investments, Inc.
                                   Its General Partner


                                   By:/s/ Arthur J. Pergament
                                      --------------------------
                                   Name: Arthur J. Pergament
                                   Title: Vice President

                                   520 Madison Avenue
                                   New York New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                                   /s/ Gerald B. Cramer
                                   --------------------------
                                   Gerald B. Cramer

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax (212) 644-8291

                                   /s/ Edward J. Rosenthal
                                   ----------------------------
                                   Edward J. Rosenthal, Keogh

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel. (212) 838-3830
                                   Fax (212) 644-8291

                               CRM 1997 ENTERPRISE FUND, LLC

                               By: Cramer Rosenthal McGlynn, Inc.
                                   Its Managing Member

                                   By: Eugene A. Trainor
                                       ----------------------
                                   Name: Eugene A. Trainor
                                   Title: Chief Financial Officer

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                               CRM PARTNERS, L.P.

                               By: CRM Management, Inc.
                                   Its General Partner

                                   By:/s/ Eugene A. Trainor
                                      ----------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                               CRM RETIREMENT PARTNERS, L.P.

                               By: CRM Management, Inc.
                                   Its General Partner

                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                               CRM MADISON PARTNERS, L.P.

                               By: CRM Management, Inc.
                                   Its General Partner

                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                               CRM U.S. VALUE FUND, LTD.
                               By: CRM Management, Inc.
                                   Its General Partner

                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                               CRM EURYCLEIA PARTNERS, L.P.
                               By: CRM Eurycleia Investment, LLC.
                                   Its General Partner

                               By: CRM Management, Inc.
                                   Its Managing Member

                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                           A.C. ISRAEL ENTERPRISES, INC.

                                   By:/s/ Jay Howard
                                      -----------------
                                   Name: Jay Howard
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                                   CRM-EFO PARTNERS, L.P.
                                   By: CRM-EFO Investments, LLC,
                                   Its General Partner

                               By: CRM Management Inc.,
                                   Its Managing Member

                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title:

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel; (212) 838-3830
                                   Fax: (217) 644-8291

                                   /s/ Richard S. Fuld, Jr.
                                   ------------------------
                                   Richard S. Fuld, Jr.

                               By: Cramer Rosenthal McGlynn, Inc.,
                                   Attorney-in-Fact

                                   By:/s/ Eugene A. Trainor
                                      ------------------------
                                   Name: Eugene A. Trainor
                                   Title Chief Financial Officer

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (217) 644-8291

                               PAMELA EQUITIES CORP.

                                   By:/s/ Greg Manocherian
                                      -----------------------
                                   Name:
                                   Title:

                                   3 New York Plaza
                                   18th Floor
                                   New York, New York 10004
                                   Tel: (212) 837-4829
                                   Fax:(212) 837-4938

                               WHITEHALL PROPERTIES, LLC

                               By:/s/ Greg Manocherian
                                  -----------------------
                                   Name:
                                   Title: Manager

                                   3 New York Plaza
                                   18th Floor
                                   New York, New York 10004
                                   Tel: (212) 837-4829
                                   Fax: (212) 837-4938


                               KABUKI PARTNERS ADP, GP


                               By:/s/ Greg Manocherian
                                  -----------------------
                                   Name:
                                   Title: General Partner

                                   3 New York Plaza
                                   18th Floor
                                   New York, New York 10004
                                   Tel: (212) 837-4829
                                   Fax: (212) 837-4938


                               MBF CAPITAL CORP.

                               By:/s/ Mark B. Fisher
                                  ---------------------
                                   Name: Mark B. Fisher
                                   Title: President

                                   12 East 49th Street
                                   35th Floor
                                   New York, New York 10017
                                   Telephone: (212) 339-2861
                                   Facsimile: (212) 339-2834

                               MBF BROADBAND SYSTEMS, L.P.

                               By: MBF Broadband Systems, Inc.,
                                   Its General Partner

                               By:/s/ Mark B. Fisher
                                  ---------------------
                                   Name: Mark B. Fisher
                                   Title: President

                                   12 East 49th Street
                                   35th Floor
                                   New York, New York 10017
                                   Telephone: (212) 339-2861
                                   Facsimile: (212) 339-2834


                               PHINEAS BROADBAND SYSTEMS, L.P.
                               By: MBF Broadband Systems, Inc.,
                                   Its General Partner

                               By:/s/ Mark B. Fisher
                                  ---------------------
                                   Name: Mark B. Fisher
                                   Title: President

                                   12 East 49th Street
                                   35th Floor
                                   New York, New York 10017
                                   Telephone: (212) 339-2861
                                   Facsimile: (212) 339-2834


                                   /s/ Mark B. Fisher
                                   ---------------------
                                   Mark B. Fisher

                                   12 East 49th Street
                                   35th Floor
                                   New York, New York 10017
                                   Telephone: (212) 339-2861
                                   Facsimile: (212) 339-2834


                               McGLYNN FAMILY PARTNERSHIP

                               By:/s/ Ronald H. McGlynn
                                  ------------------------
                                   Name: Ronald H. McGlynn
                                   Title: General Partner

                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                                   Fred M. Filoon
                                   ---------------------
                                   Fred M. Filoon
                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291


                                   /s/ Eugene A. Trainor
                                   ---------------------
                                   Eugene A. Trainor
                                   520 Madison Avenue
                                   New York, New York 10022
                                   Tel: (212) 838-3830
                                   Fax: (212) 644-8291

                                    EXHIBIT A

         In consideration of the Transfer of Shares to the undersigned, the undersigned, having all due authority, hereby agrees to be bound by the terms and provisions of the Stockholders Agreement, dated as of July 29, 1997 (the "Stockholders Agreement"), by and among LogiMetrics, Inc. and the Stockholders party thereto relating to such Shares as a Stockholder thereunder. Capitalized defined terms used herein without definition shall have the same meanings respectively as assigned thereto in the Stockholders Agreement.


         Name:
         By:
         Date:

                                    EXHIBIT 3

                             STOCKHOLDERS AGREEMENT

         THIS STOCKHOLDERS AGREEMENT (the "Agreement"), dated as of July ___, 1997, byand among: (i) Pamela Equities Corp., a New York corporation, Whitehall Properties, LLC, a New York limited liability company and Kabuki Partners ADP, GP, a New York general partnership (collectively, the "Manocherian Entities"),
(ii) MBF Capital Corp., a New York corporation, MBF Broadband Systems, L.P., a New York limited partnership, MBF Broadband Investments, L.P., a New York limited partnership and Mark B. Fisher (collectively, the "Fisher Entities"), and (iii) those entities listed on Exhibit "A" attached hereto (collectively, the "Cramer Entities"). Each of the Manocherian Entities, the Fisher Entities and the Cramer Entities is sometimes referred to herein as an "Entity."

WHEREAS:

The Fisher Entities, Manocherian Entities and Cramer Entities (each a "Party", collectively, the "Parties") are among the parties to a certain Stockholders Agreement dated as of July ___, 1997 (the "Logi Agreement"), pursuant to which they have agreed to purchase those interests in an entity known as Logimetrics, Inc. ("Logi") shown on Exhibit "B" attached hereto;

As provided in the Logi Agreement and the other agreements referred to or contemplated therein, various groups or "Purchasers" have acquired or contemplated certain rights and incurred certain obligations including "tag-along" rights as defined in Section 2.1 of the Logi Agreement;

The Parties, being among the "Purchasers," wish to set forth a further agreement, as among themselves, with respect to such "tag-along rights."

NOW, THEREFORE, the Parties agree as follows:

                                    ARTICLE I

                                   Definitions

         Except as expressly provided herein, defined terms used herein shall have the meanings provided in the Logi Agreement.

                                   ARTICLE II

                        Restrictions on Certain Transfers

         Section 2.1. Tag-Along. (a) Except as set forth in Section 2.2, below, no Party (an "Initiating Party") shall enter into a Contract to Transfer, arrange for the Transfer of or Transfer to any Person, directly or indirectly, any Shares,unless all Parties are given the opportunity to Transfer all of the Shares then owned by each of them (including without limitation Shares issuable upon exercise of Rights then owned by each of them) concurrently with such proposed Transfer on terms identical to those applicable to such proposed Transfer (the "Tag-Along Rights").

         (b) No opportunity shall be deemed to have been given to any Party for purposes of Section 2.1(a) unless:

         (i) such Party shall have received written notice from the Initiating Party setting forth the material terms of the proposed Transfer (a "Tag-Along Notice"), and shall have been given at least 10 days after receipt of such Tag-Along Notice to exercise its rights contained in this Section 2.1 by given written notice thereof to the Initiating Party (a "Tag-Along Exercise Notice"),

         (ii) if such Party is then the holder of any Rights, it shall be permitted to exercise, convert or exchange such Rights strictly in accordance with the terms thereof,

         (iii) the terms on which the Initiating Party actually sells its Shares are not more favorable to the Initiating Party, then the terms set forth in the Tag-Along Notice given by its pursuant to clause (i) above,

         (iv) the Person to which the applicable Transfer is proposed to be made makes an offer to all of the Parties to purchase all outstanding Shares then owned by the Parties (including Shares issuable upon the exercise, conversion or exchange of Rights) that [A] is distributed in writing to all Parties, [B] is open for acceptance by all Parties for a period of at least 10 business days after such distribution, [C] provides for per Share consideration identical to that being paid in the Transfer to each Party who accepts such offer, and

         (v) the Person to which the Initiating Party Transfers its Shares purchases, at or prior to the time of purchase of such Shares, from each Person exercising his or its rights pursuant to this Section 2.1, at least such number of Shares as such Person shall specify in the notice given by such Person pursuant to clause (i), above.

         (c) The Initiating Party and any proposed Transferor shall have the right, in their sole discretion, at all times prior to consummation of any proposed Transfer, to abandon any such proposed Transfer whereupon all Tag-Along rights with respect to such proposed Transfer shall terminate, and neither the Initiating Party nor any proposed Transferees shall have any liability or obligation to any Party with respect thereto.

         (d) In determining the consideration paid for purposes hereof, the aggregate purchase price shall be increased to the extent that the Initiating Party or its Affiliates shall receive or be entitled to receive or direct the payment of additional consideration of any form in amounts in excess of amounts which would be payable to a third party in an arms' length transaction.

         (e) If a Party does not timely deliver a Tag-Along Exercise Notice, such Party will be deemed to have waived its rights with respect to the proposed Transfer described in the Tag-Along Notice and the Initiating Party shall have 30 days after the expiration date for the delivery of such Tag-Along Exercise Notice in which to Transfer not more than the number of Shares described in the Tag-Along Notice on terms not more favorable to the Initiating Party than were set forth in the Tag-Along Notice. If, at the end of such 30-day period, the Initiating Party has not completed the Transfer of its Shares in accordance with the terms described in the Tag-Along Notice, then all of the restrictions on sale or other disposition contained in this Agreement with respect to shares beneficially owned by the Initiating Party shall again be in effect.

         Section 2.2. Exceptions. The provisions of Section 2.1 shall not apply to any Transfer:

         (i) to another Entity or to an Affiliate with or without consideration, or by inter vivos gift, qualified domestic relations order, or testamentary bequest, or

         (ii) to one or more of the Purchaser's Relatives or, with or without consideration, to any Affiliate of any Purchaser provided, however, that any transferee pursuant to either clause (i) or clause (ii) above, shall expressly agree in writing in an instrument satisfactory to the Parties to be bound by the terms of this Agreement. Any Shares, or any interest therein, Transferred pursuant to this Section 2.2 shall continue to be subject to the terms of this Agreement.

                                   ARTICLE III

                            Acknowledgment and Waiver

         Each Party, on its own behalf and on behalf of its associated Entities, hereby acknowledges that it has had a full opportunity to conduct such examination of the records and affairs of Logi as it sees fit and consult with counsel with respect thereto, has made the decision to invest in Logi and enter into the Logi Agreement and the other agreements referred to or contemplated therein (the "Investment") based on such examination, and in so doing has not relied on any representation or warranty of any other Party or Entity. Each of the Parties, on its own behalf and on behalf of its associated Entities, hereby releases the others and their respective officers, directors, employees and agents, from and against any claims, losses, liabilities, damages and costs (including, without limitation, reasonable attorneys' fees and expenses) that may arise as a result of the Investment.

                                   ARTICLE IV

                                  Miscellaneous

         Section 4.1. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and legal representatives. This Agreement may not be assigned by operation of law or otherwise and any attempted assignment shall be null and void, except that, any Party may assign its rights hereunder, in whole but not in part, in connection with a Transfer of Shares made in compliance with all of the provisions of this Agreement.

         Section 4.2. Expenses. Each party hereby shall pay its own expenses incident to this Agreement and the transactions contemplated hereby.

         Section 4.3.  Amendment;  Waiver.

         (a) This Agreement may be amended only by a written instrument duly executed by the Parties.

         (b) No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right to remedy consequent upon breach thereof shall constitute a waiver of any such breach, any such waiver being effective only if contained in a writing executed by the waiving party.

         Section 4.4. Notices. Except as otherwise provided in this Agreement, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered or by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission if promptly confirmed by one of the foregoing means, as provided in the Logi Agreement.

         Section 4.5. Applicable Laws; Jurisdiction. The provisions of the Logi Agreement with respect to applicable law and submission to jurisdiction shall govern among the Parties with respect to any dispute arising hereunder or with respect hereto.

         Section 4.6. Integration. This Agreement and the Logi Agreement and the further documents referred to or contemplated therein contain the entire understanding of the Parties with respect to its subject matter and supersede all prior agreements and understandings between the parties with respect to the subject matter of this Agreement.

         Section  4.7.   Counterparts.   This   Agreement  may  be  executed  in
counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

PAMELA EQUITIES CORPORATION, a New York corporation


/s/ Greg Manocherian
- ----------------------
By:  Greg Manocherian
Its: Vice President

WHITEHALL PROPERTIES, LLC, a New York limited liability corporation


/s/ Greg Manocherian
- ----------------------
By:  Greg Manocherian
Its: Manager

KABUKI PARTNERS ADP, GP, a New York general partnership


/s/ Greg Manocherian
- ----------------------
By:  Greg Manocherian
Its: General Partner

MBF CAPITAL CORP., a New York corporation


/s/ Mark B. Fisher
- ----------------------
By:
Its:

MBF BROADBAND SYSTEMS, LP, a New York limited partnership


/s/ Mark B. Fisher
------------------------
By:
Its:

MARK B. FISHER


/s/ Mark B. Fisher
-----------------------


CRM ENTITIES PER EXHIBIT A


-----------------------


By:/s/ Eugene A. Trainor III
   -------------------------
   Eugene A. Trainor III

A.C. ISRAEL ENTERPRISES, INC.

By:/s/ Jay Howard VP
   -----------------

                                    EXHIBIT 4

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND CANNOT BE SOLD OR TRANSFERRED UNLESS AND UNTIL THEY ARE SO REGISTERED OR UNLESS AN EXEMPTION UNDER SUCH ACT OR LAWS IS AVAILABLE. THE TRANSFERABILITY OF THESE SECURITIES IS FURTHER SUBJECT TO THE PROVISIONS OF A PURCHASE AGREEMENT DATED AS OF OCTOBER 21, 1998 AMONG THE COMPANY AND THE PURCHASERS NAMED THEREIN.

         CLASS C 13% CONVERTIBLE SENIOR SUBORDINATED DEBENTURE DUE 1999

                                October 21, 1998

         LOGIMETRICS, INC., a Delaware corporation (the "Company"), hereby promises to pay to the order of (together with its, his or her successors and assigns, the "Holder") the principal amount of in lawful money of the United States, together with interest thereon calculated from the date hereof and payable in accordance with the provisions of this debenture ("Debenture").

         By accepting this Debenture, the Holder agrees that the obligations of the Company to the Holder under this Debenture shall be subordinated only to the Senior Debt (as hereinafter defined) of the Company, all upon the terms set forth in paragraph 4 hereof.

         This Debenture may be surrendered for transfer or exchange by the Holder hereof upon surrender of this Debenture, together with a properly completed bond power or other instrument of transfer, and any required signature guarantees, at the office of the Company set forth in Section 11 hereof. Upon proper surrender, the Company shall issue one or more replacement Debentures of like tenor registered in the names and in the denominations requested by the surrendering Holder and dated the date of issuance thereof; provided, however, that (i) appropriate adjustments shall be made to reflect the date of issue and principal amount of each such replacement Debenture, (ii) the aggregate principal amount of all Debentures shall be limited to $2,666,667, and (iii) no Debenture shall be issued in a principal amount of less than $5,000 unless in connection with a transfer resulting from the complete liquidation of the original Holder of this Debenture. All Debentures shall rank pari passu.

         1. Payment of Interest. Interest will accrue from the date hereof at the rate of thirteen percent (13%) per annum on the unpaid principal amount of this Debenture outstanding from time to time on the basis of a 360-day year for the actual number of days elapsed. Subject to paragraph 4 hereof, the Company will pay to the Holder all accrued and unpaid interest on this Debenture on January 15, 1999 and quarterly thereafter, in arrears, on the 15th day of January, the 15th day of April, the 15th day of July and the 15th day of October (each, an "Interest Payment Date") to and including the earlier to occur of the Conversion Date (hereinafter defined) or the Due Date (hereinafter defined).Interest will accrue at the greater of the Default Rate (hereinafter defined) and the rate of fifteen percent (15%) per annum on any principal payment past due under this Debenture and, unless prohibited under applicable law (and if so prohibited then only to the extent not so prohibited), on any interest which has not been paid on the date on which it is due and payable
(without giving effect to any applicable grace periods or paragraph 4 hereof) until such time as payment therefor is actually delivered to the Holder.

         2. Payment of Principal on Debenture.

         (a) Scheduled Payments. The Company will repay the principal amount of this Debenture on September 30, 1999 ("Due Date").

         (b) Optional Prepayment. The Company may at any time hereafter prepay, without premium or penalty, all (but not less than all) of the outstanding principal amount of the Debentures, together with interest accrued on such prepaid amount to the date of payment.

         (c) Mandatory Prepayment. The Company shall prepay, without premium or penalty, all (but not less than all) of the outstanding principal amount of the Debentures, together with interest accrued on such prepaid amount to the date of prepayment within forty (40) days after the consummation of a Qualifying Offering. As used herein, "Qualifying Offering" means the public or private sale by the Company of debt or equity securities resulting in net proceeds to the Company (after the deduction for all necessary and customary expenses payable by the Company in connection therewith) of at least $15 million.

         (d) Notice of Prepayment. The Company will give written notice of its election to prepay this Debenture to the Holder in person or by registered or certified mail, return receipt requested, at least thirty (30) and not more than forty-five (45) days prior to the date of prepayment. On the date of prepayment specified in the Company's notice, the Company will deliver to the Holder of this Debenture in person or by registered or certified mail, return receipt requested, a cashier's or certified check for the entire outstanding principal amount being prepaid, together with all accrued interest thereon through the date of prepayment.

         3. Intentionally Omitted.

         4. Subordination. The Company's payment, whether voluntary or involuntary, whether in cash, property, securities or otherwise and whether by application of offset or otherwise (hereinafter "Payment") of any of its obligations under this Debenture shall be subject to the following restrictions:

         (a) Subordination to Senior Debt. Anything in this Debenture to the contrary notwithstanding, the obligations of the Company in respect of the principal of and interest (including any premium or penalty) on this Debenture and any other amounts due under this Debenture (the "Subordinated Debt") shall be subordinate and junior in right of payment, to the extent and in the manner hereinafter set forth, to the Senior Debt. "Senior Debt", when used with respect to the Company, means only the following (and no other indebtedness of any kind or nature whatsoever): (i) the Company's indebtedness to North Fork Bank ("Bank") under (A) that certain $640,000.04 Restated and Amended Term Loan Note, dated April 25, 1997, and (B) that certain $2,200,000 Modified Revolving Credit Note, dated April 30, 1998, in each case, together with interest thereon and
(ii) renewals, extensions, refinancings, deferrals, restructurings, amendments, modifications and waivers of the indebtedness described in clause (i) above; provided, however, that the principal amount of the Senior Debt shall not exceed $2.8 million.

         (b) Default on Senior Debt. So long as the Senior Debt has not been paid in full, if there shall occur a default in the payment when due of any amount due and owing on account of Senior Debt (any of the foregoing being a "Senior Debt Default") then, from and after the receipt of written notice thereof from the holder of Senior Debt unless and until such Senior Debt Default shall have been remedied or waived the Company will not make any Payment on any Subordinated Debt, and the Holders of Subordinated Debt will not receive or accept any direct or indirect Payment in respect thereof, and the Company may not redeem or otherwise acquire any Subordinated Debt.

         (c) Changes in Senior Debt. Any holder of Senior Debt may, at any time and from time to time, without the consent of, or notice to, the Holder and without incurring responsibility to the Holder, and without impairing or releasing the obligations of the Holder hereunder:

                  (i) Change the manner, place or terms of payment or change or extend the time of payment of or renew or alter the Senior Debt or any portion thereof; provided, however, that without the written consent of the Majority Holders (hereinafter defined) the principal amount of and interest rate applicable from time to time to Senior Debt may not be increased (other than pursuant to the terms of the Senior Debt as such terms existed on the date of issuance hereof);

                  (ii) Sell, exchange, release or otherwise deal with any collateral securing the Senior Debt or any other property by whomsoever at any time pledged or mortgaged to secure, or however securing, the Senior Debt or any portion thereof; and

                  (iii) Apply any sums by whomsoever paid or however released to the Senior Debt or any portion thereof.

         (d) Consent to Senior Debt. By acceptance of this Debenture, the Holder hereby consents to the making of Senior Debt and hereby acknowledges that each current and future holder of Senior Debt has relied, and in the future will rely, upon the terms of this Debenture. The holders of Senior Debt shall have no liability to the Holder and the Holder hereby waives any claim which it may have now or hereafter against any holder of Senior Debt arising from any and all actions which any holder of Senior Debt may take or omit to take in good faith with regard to the Senior Debt or its rights or obligations hereunder.

         (e) Payments in Trust. Until the Senior Debt has been repaid in full, in the event the Holder shall receive any Payment in contravention of the provisions of this paragraph 4 including, Payments arising under the subordination provisions of any other indebtedness of the Company, the Holder shall hold all such Payments so received in trust for the holders of Senior Debt and shall forthwith turn over all such Payments to the holders of Senior Debt in the form received (except for the endorsement or assignment of the Holder as necessary, without recourse or warranty) to be applied to payment of the Senior Debt whether or not then due and payable. Any Payment so received in trust and turned over to the holders of Senior Debt shall not be deemed a Payment in satisfaction of the Subordinated Debt by the Company.

         (f) Payment in full of Senior Debt; Subrogation. If any Payment to which a Holder of Subordinated Debt would otherwise have been entitled but for the provisions of this paragraph 4 shall have been applied, pursuant to the provisions of this paragraph 4, to the payment of Senior Debt, then and in such case, the Holder of the Subordinated Debt (i) shall be entitled to receive from the holders of Senior Debt at the time outstanding any payments or distributions received by such holders of Senior Debt in excess of the amount sufficient to pay all Senior Debt in cash in full (whether or not then due), and (ii) following payment of the Senior Debt in full, shall be subrogated to any right of the holders of Senior Debt to receive any and all further payments or distributions applicable to Senior Debt, until all the Subordinated Debt shall have been paid in full. If the Holder of the Subordinated Debt shall have been subrogated to the rights of the holders of Senior Debt due to the operation of this paragraph 4(f), the Company agrees to take all such reasonable actions as are requested by such Holders of the Subordinated Debt in order to cause such Holders to be able to obtain payments from the Company with respect to such subrogation rights as soon as possible.

         (g) No Impairment of the Company's Obligations. Nothing contained in this paragraph 4, as between the Company and the Holder of this Debenture, shall impair the obligation of the Company, which is absolute and unconditional, to pay to the Holder the principal of and interest on this Debenture as and when the same shall become due and payable in accordance with the terms hereof.

         (h) Advances in Reliance. The Holder of this Debenture, by its acceptance hereof, agrees that each holder of Senior Debt has advanced funds or may in the future advance funds in reliance upon the terms and conditions hereof.

         (i) Non-Waiver of Rights. No right of any holder of Senior Debt to enforce its right of subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company, or by any act or failure to act by any such holder, or by any non-compliance by the Company with the terms, provisions and covenants of this Debenture, regardless of any knowledge thereof any such holder may have or be otherwise charged with.

         (j) Recaptured Payments. Any Payments received by a holder of Senior Debt from the Company or the Holder which, in connection with an Insolvency Event or Proceeding (hereinafter defined), is required to be remitted to the payor or the bankrupt estate shall not be deemed a Payment to such holder of Senior Debt for all purposes hereunder.

         (k) Right to Convert Unaffected. Nothing contained in this Section 4 shall be construed so as to limit or restrict the ability of the Holder to convert this Debenture in accordance with the terms hereof.

         5. Intentionally Omitted.

         6. Conversion Rights.

         (a) From and after the earliest of (i) January 31, 1999, (ii) the consummation of a Qualifying Offering, or (iii) the date of any repayment notice given by the Company pursuant to Section 2(d) hereof, the Holder of this Debenture shall have the right (the "Conversion Right"), exercisable at his, her or its option at any time during which the principal amount of this Debenture is outstanding, to convert this Debenture, but only in whole, into a number of fully paid and non-assessable shares equal to (i) the result obtained by dividing the stated principal amount of this Debenture by the conversion rate established for any equity security issued in a Qualifying Offering, if this Debenture is converted on or after the consummation of a Qualifying Offering, or
(ii) if no

Qualifying Offering has occurred on or prior to such conversion, the result obtained by dividing the stated principal amount of this Debenture by (X) $0.52 per share if this Debenture is converted on or prior to January 31, 1999, (Y) $0.45 per share if this Debenture is converted on or after February 1, 1999 and on or prior to April 30, 1999, or (Z) $0.31 per share if this Debenture is converted on or after May 1, 1999. The respective conversion prices set forth above shall be subject to adjustment in certain circumstances as provided herein. The conversion price in effect at the time of the conversion of this Debenture is hereinafter referred to as the "Conversion Price." No fractional shares shall be issuable upon the conversion of this Debenture. In lieu of any such fractional share interest, upon conversion the Holder shall be entitled to a cash payment equal to such fractional interest multiplied by the Conversion Price in effect at the time of such conversion.

         (b) The Conversion Right is exercisable upon surrender of this Debenture, together with a conversion notice, in the form attached hereto as Exhibit A, duly executed and completed, evidencing the election of the Holder to exercise the Conversion Right, at the Company's principal office at 50 Orville Drive, Bohemia, New York 11716. The registered owner of this Debenture shall become the record holder of the shares of Common Stock issuable upon conversion as of the date of exercise of the Conversion Right (the "Conversion Date"). The shares issued in connection with the Conversion Right shall be registered initially in the name of the Holder, and delivered to the Holder no later than two (2) business days after receipt of a properly completed conversion notice. Upon conversion, the Company shall pay to the Holder accrued but unpaid interest on this Debenture up to, but excluding, the Conversion Date.

         (c) In case, at any time or from time to time after the date of issuance of this Debenture ("Issuance Date"), the Company shall issue or sell shares of its Common Stock (other than any Common Stock issuable upon the exercise or conversion of (i) the Debentures (and any replacement Debenture or Debentures issued upon transfer or exchange of this Debenture), (ii) the Company's Class A 13% Convertible Senior Subordinated Pay-in-Kind Debentures due 1999 (the "Class A Debentures") (and any replacement Class A Debenture or Class A Debentures issued upon transfer or exchange of the Class A Debentures), (iii) any additional securities issued in lieu of cash interest otherwise payable on the Class A Debentures (the "Class A Accrued Interest Debentures") (and any replacement Class A Accrued Interest Debenture or Class A Accrued Interest Debentures issued upon transfer or exchange of the Class A Accrued Interest Debentures), (iv) the Company's Amended and Restated Class B 13% Convertible Senior Subordinated Pay-in-Kind Debentures due 1999 (the "Class B Debentures") (and any replacement Class B Debenture or Class B Debentures issued upon transfer or exchange of the Class B Debentures), (v) any additional securities issued in lieu of cash interest otherwise payable on the Class B Debentures (the "Class B Accrued Interest Debentures") (and any replacement Class B Accrued Interest Debenture or Class B Accrued Interest Debentures issued upon transfer or exchange of the Class B Accrued Interest Debentures), (vi) securities outstanding on the date hereof, (vii) awards made from and after the Issuance Date pursuant to the Company's Stock Compensation Program (the "Plan"), or
(viii) awards made from and after the Issuance Date pursuant to any incentive compensation plan or arrangement approved by the Company's Board of Directors or by the Compensation Committee of the Company's Board of Directors subject to an aggregate limit of 2,000,000 shares of Common Stock for issuances pursuant to clauses (vii) and (viii) (subject to adjustment in the circumstances set forth in the Plan or such arrangements) (such securities, collectively, the "Subject Securities") for a consideration per share less than the Conversion Price (the "Trigger Price"), or, if a Pro Forma Adjusted Trigger Price (hereinafter defined) shall be in effect as provided below in this paragraph (c), then less than such Pro Forma Adjusted Trigger Price per share, then and in each such case the Holder of this Debenture, upon the conversion hereof as provided in paragraph (a) hereof, shall be entitled to receive, in lieu of the shares of Common Stock theretofore receivable upon the conversion of this Debenture, a number of shares of Common Stock determined by (a) dividing the Trigger Price by a Pro Forma Adjusted Trigger Price per share to be computed as provided below in this paragraph (c), and (b) multiplying the resulting quotient by the number of shares of Common Stock into which this Debenture is then convertible. A Pro Forma Adjusted Trigger Price per share shall be the price computed (to the nearest cent, a fraction of half cent or more being considered a full cent):

                  By dividing (i) the sum of (x) the result obtained by multiplying the number of shares of Common Stock of the Company outstanding immediately prior to such issue or sale by the Trigger Price (or, if a Pro Forma Adjusted Trigger Price shall be in effect, by suchPrice), and (y) the consideration, if any, received by the Company upon such issue or sale, by
                  (ii) the number of shares of Common Stock of the Company outstanding immediately after such issue or sale.

For the purpose of this paragraph (c):

         (i) In case the Company splits its Common Stock or shall declare any dividend, or make any other distribution, upon any stock of the Company of any class payable in Common Stock, or in any stock or other securities directly or indirectly convertible into or exchangeable for Common Stock (any such stock or other securities being hereinafter called "Convertible Securities"), such split, declaration or distribution shall be deemed to be an issue or sale (as of the record date for such split, dividend or other distribution), without consideration, of such Common Stock or such Convertible Securities, as the case may be.

         (ii) In case the Company shall issue or sell any Convertible Securities other than the Subject Securities, there shall be determined the price per share for which Common Stock is issuable upon the conversion or exchange thereof, such determination to be made by dividing (a) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (b) the maximum number of shares of Common Stock of the Company issuable upon the conversion or exchange of all such Convertible Securities.

         If the price per share so determined shall be less than the Trigger Price (or, if a Pro Forma Adjusted Trigger Price shall be in effect, less than such Price) as of the date of such issue or sale, then such issue or sale shall be deemed to be an issue or sale for cash (as of the date of issue or sale of such Convertible Securities) of such maximum number of shares of Common Stock at the price per share so determined, provided that, if such Convertible Securities shall by their terms provide for an increase or increases, with the passage of time, in the amount of additional consideration, if any, payable to the Company, or in the rate of exchange, upon the conversion or exchange thereof, the Pro Forma Adjusted Trigger Price per share shall, forthwith upon any such increase becoming effective, be readjusted to reflect the same, and provided, further, that upon the expiration of such rights of conversion or exchange of such Convertible Securities, if any thereof shall not have been exercised, the Pro Forma Adjusted Trigger Price per share shall forthwith be readjusted and thereafter be the price which it would have been had an adjustment been made on the basis that the only shares of Common Stock so issued or sold were those issued or sold upon the conversion or exchange of such Convertible Securities, and that they were issued or sold for the consideration actually received by the Company upon such conversion or exchange, plus the consideration, if any, actually received by the Company for the issue or sale of all such Convertible Securities which shall have been converted or exchanged.

         (iii) In case the Company shall grant any rights or options to subscribe for, purchase or otherwise acquire Common Stock of any class other than the Subject Securities, there shall be determined the price per share for which Common Stock is issuable upon the exercise of such rights or options, such determination to be made by dividing (a) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of such rights or options, by (b) the maximum number of shares of Common Stock issuable upon the exercise of such rights or options.

         If the price per share so determined shall be less than the Trigger Price (or, if a Pro Forma Adjusted Trigger Price shall be in effect, less than such Price) as of the date of such issue or sale, then the granting of such rights or options shall be deemed to be an issue or sale for cash (as of the date of the granting of such rights or options) of such maximum number of shares of Common Stock at the price per share so determined, provided that, if such rights or options shall by their terms provide for an increase or increases, with the passage of time, in the amount of additional consideration, if any, payable to the Company upon the exercise thereof, the Pro Forma Adjusted Trigger Price per share shall, forthwith upon any such increase becoming effective, be readjusted to reflect the same, and provided, further, that upon the expiration of such rights or options, if any thereof shall not have been exercised, the Pro Forma Adjusted Trigger Price per share shall forthwith be readjusted and thereafter be the price which it would have been had an adjustment been made on the basis that the only shares of Common Stock so issued or sold were those issued or sold upon the exercise of such rights or options and that they were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised.

         (iv) In case the Company shall grant any rights or options to subscribe for, purchase or otherwise acquire Convertible Securities other than the Subject Securities, such Convertible Securities shall be deemed, for the purposes of subparagraph (iii) above, to have been issued or sold for the total amount received or receivable by the Company as consideration for the granting of such rights or options plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of such rights or options, provided that, upon the expiration of such rights or options, if any thereof shall not have been exercised, the Pro Forma Adjusted Trigger Price per share shall forthwith be readjusted and thereafter be the price which it would have been had an adjustment been made upon the basis that the only Convertible Securities so issued or sold were those issued or sold upon the exercise of such rights or options and that they were issued or sold for the consideration actually received by the Company upon such exercise, plus the consideration, if any, actually received by the Company for the granting of all such rights or options, whether or not exercised.

         (v) In case any shares of stock or other securities, other than Common Stock of the Company, shall at any time be receivable upon the conversion of this Debenture, and in case any additional shares of such stock or any additional such securities (or any stock or other securities convertible into or exchangeable for any such stock or securities) shall be issued or sold for a consideration per share such as to dilute the purchase rights evidenced by this Debenture, then and in each such case the Pro Forma Adjusted Trigger Price per share shall forthwith be adjusted, substantially in the manner provided for above in this paragraph (c), so as to protect the Holder of this Debenture against the effect of such dilution.

         (vi) In case any shares of Common Stock or Convertible Securities or any rights or options to subscribe for, purchase or otherwise acquire any Common Stock or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, after deducting any expenses incurred and any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale.

         (vii) In case any shares of Common Stock or Convertible Securities or any rights or options to subscribe for, purchase or otherwise acquire any Common Stock or Convertible Securities shall be issued or sold for a consideration other than cash (or a consideration which includes cash and other assets) then, for the purpose of this paragraph (c), the Board of Directors of the Company shall promptly determine the fair value of such consideration, and such Common Stock, Convertible Securities, rights or options shall be deemed to have been issued or sold on the date of such determination in good faith. Such value shall not be more than the amount at which such consideration is recorded in the books of the Company for accounting purposes except in the case of an acquisition accounted for on a pooling of interest basis. In case any Common Stock or Convertible Securities or any rights or options to subscribe for, purchase or otherwise acquire any Common Stock or Convertible Securities shall be issued or sold together with other stockor securities or other assets of the Company for a consideration which covers both, the Board of Directors of the Company shall promptly determine in good faith what part of the consideration so received is to be deemed to be the consideration for the issue or sale of such Common Stock or Convertible Securities or such rights or options.

         The Company covenants and agrees that, should any determination of fair value of consideration or of allocation of consideration be made by the Board of Directors of the Company, pursuant to this subparagraph (vii), it will, not less than seven (7) days after any and each such determination, deliver to the Holder of this Debenture a certificate signed by the President or a Vice President and the Treasurer or an Assistant Treasurer of the Company reciting such value as thus determined and setting forth the nature of the transaction for which such determination was required to be made, the nature of any consideration, other than cash, for which Common Stock, Convertible Securities, rights or options have been or are to be issued, the basis for its valuation, the number of shares of Common Stock which have been or are to be issued, and a description of any Convertible Securities, rights or options which have been or are to be issued, including their number, amount and terms.

         (viii) In case the Company shall take a record of the holders of shares of its stock of any class for the purpose of entitling them (a) to receive a dividend or a distribution payable in Common Stock or in Convertible Securities, or (b) to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the Common Stock issued or sold or deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution, or the date of the granting of such rights of subscription, purchase or other acquisition, as the case may be.

         (ix) The number of shares of Common Stock outstanding at any given time shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock, but shall exclude shares in the treasury of the Company.

         (x) Following each computation or readjustment of a Pro Forma Adjusted Trigger Price as provided in this paragraph (c), the newly computed or adjusted Pro Forma Adjusted Trigger Price shall remain in effect until a further computation or readjustment thereof is required by this paragraph (c).

         (xi) In case at any time or from time to time after the Issuance Date the holders of the Common Stock of the Company of any class (or any other shares of stock or other securities at the time receivable upon the exercise of this Debenture) shall have received, or, on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive:

                  (A) other or additional stock or other securities or property (other than cash) by way of dividend;

                  (B)      any cash paid or  payable  out of  capital or paid-in
                           surplus  or   surplus   created  as  a  result  of  a
                           revaluation of property by way of dividend; or

                  (C) other or additional (or less) stock or other securities or property (including cash) by way of stock-split, spin-off, split-off, split-up, reclassification, combination of shares or similar corporate rearrangement;

(other than additional shares of Common Stock issued to holders of Common Stock as a stock dividend or stock-split, adjustments in respect of which shall becovered by the provisions of this paragraph (c)), then in each case the Holder of this Debenture, upon the conversion hereof as provided in paragraph (a) hereof, shall be entitled to receive, in lieu of, or in addition to, as the case may be, the shares theretofore receivable upon the conversion of this Debenture, the amount of stock or other securities or property (including cash in the cases referred to in clauses (B) and (C) above) which such Holder would hold on the date of such exercise if, on the Issuance Date, he, she or it had been the holder of record of the number of shares of Common Stock of the Company into which this Debenture is convertible and had thereafter, during the period from the Issuance Date to and including the date of such conversion, retained such shares and/or all other or additional (or less) stock or other securities or property (including cash in the cases referred to in clauses (B) and (C) above) receivable by him, her or it as aforesaid during such period, giving effect to all adjustments called for during such period by paragraph (c) and subparagraph
(xii) hereof.

         (xii) In case of any reorganization of the Company (or any other corporation the stock or other securities of which are at the time deliverable on the conversion of this Debenture) after the date hereof, or in case, after such date, the Company (or any such other corporation) shall consolidate with or merge into another corporation or convey all or substantially all its assets to another corporation, then and in each such case the Holder of this Debenture, upon the conversion hereof as provided in paragraph (a) hereof, at any time after the consummation of such reorganization, consolidation, merger or conveyance, shall be entitled to receive the stock or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had converted this Debenture immediately prior thereto, all subject to further adjustments as provided for herein; in each such case, the terms of this Debenture shall be applicable to the shares of stock or other securities or property receivable upon the conversion of this Debenture after such consummation.

         (xiii) The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Debenture, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder hereof against dilution or other impairment. Without limiting the generality of the foregoing, the Company will not increase the par value of any shares of stock receivable upon the conversion of this Debenture above the amount payable therefor upon such exercise, and at all times will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable stock upon the conversion of this Debenture.

         (xiv) In each case of an adjustment in the number of shares of Common Stock or other stock, securities or property receivable on the conversion of this Debenture, at the request of the Holder of this Debenture the Company at its expense shall promptly cause independent public accountants of recognized standing, selected by the Company, to compute such adjustment in accordance with the terms of this Debenture and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based, including a statement of (A) the consideration received or to be received by the Company for any additional shares issued or sold or deemed to have been issued or sold, (B) the number of shares of Common Stock outstanding or deemed to be outstanding and (C) the Pro Forma Adjusted Trigger Price. The Company will forthwith mail a copy of each such certificate to the Holder of this Debenture.

         (xv)     In case:

                  (A) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the conversion of this Debenture) for the purpose of entitling or enabling them to receive any dividend (other than a cash or stock dividend at the same rate as the rate of the last cash or stock dividend theretofore paid) or other distribution, or to exercise any preemptive right pursuant to the Company's charter, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right; or

                  (B) of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company with or into another corporation, or any conveyance of all or substantially all of the assets of the Company to another corporation; or

                  (C) of the voluntary or involuntary dissolution, liquidation or winding up of the Company, then, and in each such case, the Company will mail or cause to be mailed to the Holder of this Debenture a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding up is to take place, and the times, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon the exercise of this Debenture) shall be entitled to exchange their shares of Common Stock of any class (or such other stock or securities) for reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding up or (iii) the amount and character of the stock or other securities proposed to be issued or granted, the date of such proposed issuance or grant and the persons or class of persons to whom such stock or other securities are to be offered, issued or granted. Such notice shall be mailed at least thirty (30) days prior to the date therein specified.

         (xvi) The Company will at all times reserve and keep available, solely for issuance and delivery upon the conversion of this Debenture and other similar Debentures, such shares of Common Stock and other stock, securities and property as from time to time shall be issuable upon the exercise of this Debenture and all other similar Debentures at the time outstanding.

         (xvii) Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Debenture and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement in an amount reasonably satisfactory to it, or (in the case of mutilation) upon surrender and cancellation thereof, the Company will issue, in lieu thereof, a new Debenture of like tenor.

         7. Covenants.

         (a) Affirmative Covenants: The Company will, and with respect to the agreements set forth in subsections (i) through (viii) hereof, will cause each subsidiary to:

         (i) with respect to its properties, assets and business, maintain insurance against loss or damage, to the extent that property, assets and businesses of similar character are usually so insured by companies similarly situated and operating like properties, assets or businesses with responsible insurance companies satisfactory to the Majority Holders;

         (ii) duly pay and discharge all taxes or other claims which might become a lien upon any of its properties except to the extent that such items are being in good faith appropriately contested;

         (iii) maintain, preserve and keep its properties in good repair, working order and condition, and make all reasonable repairs, replacements, additions, betterments and improvements thereto;

         (iv) conduct its business in substantially the same manner and in substantially the same fields as such business is now carried on and conducted;

         (v) comply with all statutes, rules and regulations and maintain its corporate existence;

         (vi) provide the Holder with the following financial information:

                  (A) annually, as soon as available, but in any event within one hundred twenty (120) days after the last day of each fiscal year, audited financial statements, including balance sheets as of the last day of the fiscal year and statements of income and retained earnings and changes in financial condition for such fiscal year each prepared in accordance with generally accepted accounting principles, consistently applied ("GAAP") for the period and prior periods by independent Certified Public Accountants satisfactory to the Majority Holders; provided, however, that the Company shall have until January 31, 1999 to deliver the financial statements for the fiscal year ended June 30, 1998;

                  (B) as soon as available, but in any event within forty-five (45) days after the end of each fiscal quarter, internally prepared financial statements of the Company each prepared in accordance with GAAP and jobs-in-progress reports for said period and prior periods; provided, however, that the Company shall have until January 31, 1999 to deliver the financial statements for the fiscal quarter ended September 30, 1998;

                  (C) within a reasonable time after a written request therefor, such other financial data or information as the Holder may reasonably request from time to time;

                  (D) at the same time as it delivers the financial statements required under the provisions of subsections (A) and (B) hereof, a certificate signed by the president or the chief financial, or accounting, officer of the Company, to the effect that no Event of Default hereunder or material default under any other agreement to which the Company is a party or by which it is bound, or by which any of its properties or assets may be affected, and no event which, with the giving of notice or the lapse of time, or both, would constitute such an Event of Default, has occurred;

                  (E) on a monthly basis, no later than the tenth (10th) day after each such month, backlog reports and accounts receivable agings of the Company;

         (vii) permit the Holder to make or cause to be made, inspections and audits of any books, records and papers of the Company and of any parent or subsidiary thereof and to make extracts therefrom at all such reasonable times and as often as the Holder may reasonably require;

         (viii) immediately give notice to the Holder that an Event of Default has occurred or that an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default, has occurred and specifying the action which the Company has taken and proposes to take with respect thereto.

         (b) Financial Covenant: At the end of each fiscal quarter, the Company shall maintain a Tangible Net Worth of (-3,042,322) or greater (as calculated in accordance with GAAP). For purposes hereof "Tangible Net Worth" shall mean, at any date, (i) the net book value of assets (other than patents, patent rights, trademarks, trade names, franchises, copyrights, licenses, permits, goodwill and other intangible assets classified as such in accordance with GAAP) after all appropriate adjustments in accordance with GAAP (including, without limitation, reserves for doubtful receivables, obsolescence, depreciation and amortization) plus (ii) subordinated indebtedness, in each case computed in accordance with GAAP.

         (c) Negative Covenants: The Company will not, and will not permit any subsidiary to:

         (i) create, incur, assume or suffer to exist any liability for borrowed money, except (A) indebtedness to the Bank or any other financial institution constituting "Senior Debt" hereunder; (B) indebtedness outstanding on the date hereof; (C) indebtedness represented by the Debentures (and any replacement Debenture or Debentures issued upon transfer or exchange of the Debentures); (D) indebtedness represented by the Class A Accrued Interest Debentures (and any replacement Class A Accrued Interest Debenture or Class A Accrued Interest Debentures issued upon transfer or exchange of the Class A Accrued Interest Debentures); (E) indebtedness represented by the Class B Accrued Interest Debentures (and any replacement Class B Accrued Interest Debenture or Class B Accrued Interest Debentures issued upon transfer or exchange of the Class B
Accrued Interest Debentures); and (F) other indebtedness for borrowed money (whether or not constituting a refinancing of existing indebtedness) so long as
(x) such indebtedness is not secured by collateral securing repayment of the Debentures, (y) such indebtedness contains provisions reasonably satisfactory to the Majority Holders subordinating the payment of principal and interest thereon to the prior payment of principal and interest on the Debentures, and (z) the incurrence of which will not cause an Event of Default, or an event which with notice or the lapse of time or both would constitute an Event of Default, hereunder (collectively, "Permitted Indebtedness");

         (ii) create, incur, assume or suffer to exist, any mortgage, pledge, lien or encumbrance of or upon or security interest in, any of its property or assets now owned or hereafter acquired except (A) mortgages, liens, pledges and security interests securing Permitted Indebtedness; (B)other liens, charges and encumbrances incidental to the conduct of its business or the ownership of its property and assets which are not incurred in connection with the borrowing of money or the obtaining of advances or credit and which do not materially impair the use thereof in the operation of its business; (C) liens for taxes or other governmental charges which are not delinquent or which are being contested in good faith and for which a reserve shall have been established in accordance with GAAP; (D) liens granted to secure purchase money financing of equipment, provided such liens are limited to the equipment financed; and (E) liens granted to refinance unencumbered equipment provided such liens are limited to the equipment refinanced and the incurrence of which will not cause a default hereunder or in any Senior Debt;

         (iii) assume, endorse, be or become liable for or guarantee the obligations of any other person except by the endorsement of negotiable instruments for deposit or collection in the ordinary course of business;

         (iv) (A) terminate any pension plan so as to result in any material liability to The Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA (the "PBGC"), (B) engage in or permit any person to engage in any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended) involving any pension plan which would subject the Company to any material tax, penalty or other liability, (C) incur or suffer to exist any material "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, involving any pension plan, or (D) allow or suffer to exist any event or condition, which presents a material risk of incurring a material liability to the PBGC by reason of termination of any pension plan;

         (v) amend, supplement or modify the terms of the Subject Securities or increase the outstanding amount of any Subject Securities (excluding awards granted under the Plan or under an incentive compensation plan or arrangement approved by the Company's Board of Directors or by the Compensation Committee of the Company's Board of Directors) without the prior consent of the Majority Holders;

         (vi) enter into any merger or consolidation unless the Company shall be the surviving entity in any such merger or consolidation, after giving effect to the transaction no Event of Default and no event which with the giving of notice or passage of time or both would constitute an Event of Default shall have occurred and be continuing, or liquidate, wind-up or dissolve itself or sell, transfer or lease or otherwise dispose of all or any substantial part of its assets;

         (vii) lend or advance money, credit or property to or invest in (by capital contribution, loan, purchase or otherwise) any firm, corporation, or other person except (A) investments in United States Government obligations and certificates of deposit of any bank institution with combined capital and surplus of at least $200,000,000, (B) trade credit, (C) security deposits, or acquire or otherwise cause any other entity to become a subsidiary of the Company (as used herein the term "subsidiary means any corporation or other organization, whether incorporated or unincorporated, of which the Company or any other subsidiary of the Company beneficially owns a majority of the voting or economic interests), and (D) loans outstanding on the date hereof;

         (viii) declare or pay any dividends or distributions on account of its capital stock or purchase, redeem, retire or otherwise acquire any of its capital stock or any securities convertible into, exchangeable for, or giving any person the right to acquire or otherwise subscribe for, any shares of the Company's capital stock; provided, however, that so long as no Event of Default or event which, with the giving of notice, the lapse of time, or both would constitute an Event of Default hereunder has occurred and is continuing, the Company may pay regular quarterly dividends on the Preferred Stock in accordance with the terms thereof; or

         (ix) engage in any transaction with any person or entity who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the Company (an "Affiliate"), other than director and compensation arrangements with Affiliates serving as officers and/or directors of the Company approved by the Company's Board of Directors and other than transactions with Affiliates entered into in the ordinary course of business on terms which are at least as favorable to the Company as those available from unrelated third parties. As used herein, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlled" and "controlling" have meanings correlative thereto.

         8. Events of Default.

         (a) Definition. For the purposes of this Debenture, an Event of Default hereunder will be deemed to have occurred if:

         (i) the Company fails to pay the principal amount of this Debenture when due (whether upon the Due Date, upon acceleration or otherwise), whether or not such payment is prohibited by paragraph 4 hereof;

         (ii) the Company fails to pay any interest, premium or penalty on this Debenture when due and such failure has continued for a period of ten (10) days;

         (iii) the Company fails to perform or observe the provisions set forth in Paragraphs 7(b) or 7(c) hereof;

         (iv) the Company fails to perform or observe any provision contained in this Debenture (other than those specifically covered by the other provisions of this paragraph 8(a)) and, if such failure is capable of being cured, such failure continues for a period of 30 days after the Company's receipt of written notice thereof;

         (v) the Company shall have failed to pay when due any amount due and owing under any indebtedness of the Company for borrowed money or any other default or event of default shall have occurred (and shall have continued beyond the expiration of any applicable grace period) under any indebtedness of the Company for borrowed money which would permit the holder thereof to accelerate the maturity thereof or there shall have been an acceleration of the stated maturity of any indebtedness of the Company for borrowed money;

         (vi) the Company makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due; or an order, judgment or decree is entered adjudicating the Company as bankrupt or insolvent; or any order for relief with respect to the Company is entered under the Federal Bankruptcy Code; or the Company petitions or applies to any tribunal for the appointment of a custodian, trustee, receiver or liquidator of the Company or of any substantial part of the assets of the Company, or commences any proceeding relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation law of any jurisdiction ("Insolvency Event or Proceeding"); or any such petition or application is filed, or any such proceeding is commenced, against the Company and either (y) the Company by any act indicates its approval thereof, consents thereto or acquiescence therein or (z) such petition application or proceeding is not dismissed within 60 days;

         (vii) a final judgment which in the aggregate with other outstanding final judgments against the Company exceeds $250,000 shall be rendered against the Company and within 90 days after entry thereof, such judgment is not discharged or execution thereof stayed pending appeal, or within 90 days after the expiration of such stay, such judgment is not discharged; or

         (viii) any representation or warranty made by the Company in the Purchase Agreement, dated October 21, 1998 between the Company and the original Holder of this Debenture or any other certificate or instrument delivered in connection therewith shall have been untrue in any material respect when made.

         (b) Consequences of Events of Default.

                  (i) If any Event of Default (other than the type described insubparagraph 8(a)(vi) above) has occurred, the Holder or Holders of Debentures representing a majority of the aggregate principal amount of Debentures then outstanding (the "Majority Holders") may demand (by written notice delivered to the Company) immediate payment of all or any portion of the outstanding principal amount of the Debentures owed by such Holder or Holders. If such Majority Holders demand immediate payment of all or any portion of such Holder's or Holders' Debentures, the Company will, to the extent permitted under the provisions of paragraph 4 hereof, immediately pay to such Holder or Holders the principal amount of the Debentures requested to be paid (plus accrued interest hereon). If an Event of Default of the type described in subparagraph 8(a)(vi) above has occurred, then all of the outstanding principal amount of the Debentures shall automatically be immediately due and payable without any action on the part of any Holders of the Debentures.

                  (ii) If an Event of Default has occurred, each Holder of the Debentures will also have any other rights which such Holder may have pursuant to applicable law, in each case provided such rights are consistent with the provisions of paragraph 4 hereof.

         9. Amendment and Waiver. Except as otherwise expressly provided herein, the provisions of this Debenture may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Majority Holders, provided, however, neither the interest rate or principal amounts payable under the Debentures, the dates on which interest or principal under the Debentures is due nor the obligations to make payments on the Debentures on a pro rata basis shall be amended without the prior written consent of each Holder affected thereby, and further provided, however, that any amendment or waiver which might in any way adversely affect the holders of Senior Debt, including, but not limited to, any amendment or waiver affecting the provisions of paragraph 4 or this paragraph 9 shall require the prior written consent of each holder of Senior Debt. Any amendment or waiver effected in accordance with this paragraph 9 shall be binding upon each Holder of this Debenture and each future Holder of this Debenture.

         10. Cancellation. After all principal and accrued interest at any time owed on this Debenture has been paid in full, this Debenture will be surrendered to the Company for cancellation and will not be reissued.

         11. Place of Payment. Payments of principal and interest are to be delivered to the Holder at the office of the Company, 50 Orville Drive, Bohemia, New York 11716, or to such other address or to the attention of such other Person as specified by prior written notice to the Company.

         12. Waiver of Presentment, Demand and Dishonor. The Company hereby waives presentment for payment, protest, demand, notice of protest, notice of non-payment and diligence with respect to this Debenture, and waives and renounces all rights to the benefit of any statute of limitations or any moratorium, appraisement, exemption or homestead now provided or that hereafter may be provided by any federal or applicable state statute, including but not limited to exemptions provided by or allowed under the Federal Bankruptcy Code, both as to itself and as to all of its property, whether real or personal, against the enforcement and collection of the obligations evidenced by this Debenture and any and all extensions, renewals and modifications hereof.

         No failure on the part of the Holder hereof or of any other Debentures to exercise any right or remedy hereunder with respect to the Company, whether before or after the happening of an Event of Default, shall constitute a waiver of any future Event of Default or of any other Event of Default. No failure to accelerate the debt of the Company evidenced hereby by reason of an Event of Default or indulgence granted from time to time shall be construed to be a waiver of the right to insist upon prompt payment thereafter; or shall be deemed to be a novation of this Debenture or a reinstatement of such debt evidenced hereby or a waiver of such right of acceleration or any other right, or be construed so as to preclude the exercise of any right the Holder may have, whether by the laws of the state governing this Debenture, by agreement or otherwise; and the Company hereby expressly waives the benefit of any statute or rule of law or equity that would produce a result contrary to or in conflict with the foregoing.

         13. Usury. The Holder and the Company intend that the obligations evidenced by this Debenture conform strictly to the applicable usury laws from time to time in force. All agreements between the Company and the Holder, whether now existing or hereafter arising and whether oral or written, hereby are expressly limited so that in no contingency or event whatsoever, whether by acceleration of maturity hereof or otherwise, shall the amount paid or agreed to be paid to the Holder, or collected by the Holder, by or on behalf of the Company for the use, forbearance or detention of the money to be loaned to the Company hereunder or otherwise, or for the payment or performance of any covenant or obligation contained herein of the Company to the Holder, or in any other document evidencing, securing or pertaining to such indebtedness evidenced hereby, exceed the maximum amount permissible under applicable usury law. If under any circumstances whatsoever fulfillment of any provision hereof or any other document, at the time performance of such provisions shall be due, shall involve transcending the limit of validity prescribed by law, then, ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity; and if under any circumstances the Holder ever shall receive from or on behalf of the Company an amount deemed interest, by applicable law, which would exceed the highest lawful rate, such amount that would be excessive interest under applicable usury laws shall be applied to the reduction of the Company's principal amount owing hereunder and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal and such other indebtedness, the excess shall be deemed to have been a payment made by mistake and shall be refunded to the Company or to any other person making such payment on the Company's behalf.

         14. Governing Law. The validity, construction and interpretation of this Debenture will be governed by the internal laws, but not the law of conflicts and choices of law, of the State of New York.

         IN WITNESS WHEREOF, the Company has executed and delivered this Class C 13% Convertible Senior Subordinated Debenture this_____day of ___________, 1998.


                                                LOGIMETRICS, INC.


                                       By:
                                                --------------------------------
                                                Name: Norman M. Phipps
                                                Title: Chief Operating Officer

                                    EXHIBIT A

                               ELECTION TO CONVERT

                  (All capitalized terms used and not otherwise
                     defined herein shall have the meanings
             assigned to them in the Class C 13% Convertible Senior
                            Subordinated Debentures)

LogiMetrics, Inc.
50 Orville Drive
Bohemia, New York 11716

TO WHOM IT MAY CONCERN:

         The undersigned registered owner of the attached Class C 13% Convertible Senior Subordinated Debenture hereby irrevocably exercises the option to convert such Debenture into Common Stock of LogiMetrics, Inc. in accordance with the terms thereof, and directs that any shares issuable and deliverable upon the conversion be issued in the name of and delivered to the undersigned.

                 ------------------------------------------------------------
                            [Name of Debentureholder]


Dated:         , 199

                                    EXHIBIT 5

                          REGISTRATION RIGHTS AGREEMENT

         REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of November __,1998, among LogiMetrics, Inc., a Delaware corporation (the "Company"), and the parties whose names appear on the signature pages hereof.

 W I T N E S S E T H:

         WHEREAS, the Company and the parties hereto (the "Purchasers") have entered into a Purchase Agreement of even date herewith (the "Purchase Agreement") pursuant to which the Company has agreed to sell to such parties $2,666,667 in aggregate principal amount of its Class C Debentures (the "Debentures"); and

         WHEREAS, the Debentures are convertible into shares (the "Debenture Shares") of the Company's common stock, par value $.01 per share; and

         WHEREAS, the Company has agreed to effect the registration of Debenture Shares on the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

         1. Certain Definitions.

         For purposes of this Agreement, the following terms have the following meanings when used herein:

         (a) "Affiliate" means, with respect to any Person, means any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms"controlled" and "controlling" have meanings correlative thereto.

         (b) "Business Day" means any day other than a Saturday or Sunday on which banking institutions in New York, New York are open for the general conduct of business.

         (c) "Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

         (d) "Common Stock" means the Common Stock, par value $.01 per share, of the Company.

         (e) "Company" means LogiMetrics, Inc., a Delaware corporation, and its successors and assigns.

         (f)  "Demand   Registration"  means  any  registration  of  Registrable
Securities effected pursuant to Section 2.

         (g)  "Effective  Date" means the earlier of (i)  September  1, 1999 and
(ii) the termination of the engagement letter, dated August 7, 1998, by and between the Company and Donaldson Lufkin Jenrette Securities Corporation.

         (h)  "Exchange  Act"  means the  Securities  Exchange  Act of 1934,  as
amended  (or  any  similar  successor  federal  statute),   and  the  rules  and
regulations thereunder, as in effect from time to time.

         (i) "Holders" means the Purchasers party to the Purchase Agreement or any permitted transferees thereof holding Registrable Securities.

         (j) "Majority Registered Holders" means, in the case of any registration statement, the Holders of a majority of the Registrable Securities proposed to be covered in such registration statement (or that are actually so covered).

         (k) "Person" means any individual, partnership, corporation (including a business trust), joint stock company, limited liability company, trust, unincorporated association, joint venture, or other entity, or a government or any political subdivision or agency.

         (l) "Piggyback Registration" means any registration of Registrable Securities effected pursuant to Section 3.

         (m) "Registrable Securities" means (i) the Debenture Shares, and (ii) any securities issued or issuable in respect of or in exchange for any of the Debenture Shares by way of stock dividend or other distribution on the Common Stock, stock split or combination of shares, recapitalization, reclassification merger, consolidation or exchange offer. For purposes hereof, a Registrable Security ceases to be a Registrable Security when either (x) it has been effectively registered under the Securities Act and sold or distributed to any Person pursuant to an effective registration statement covering it or (y) it has been sold or distributed to any Person pursuant to Rule 144 or Rule 145(d).

         (n)   "Registration"   means  any  Demand   Registration  or  Piggyback
Registration.

         (o) "Rule 10b-6" means Rule 10b-6 promulgated by the Commission under the Exchange Act, as such Rule may be amended from time to time, or any similar successor rule that may be promulgated by the Commission.

         (p) "Rule 144," "Rule 145" and "Rule 424" mean, respectively, Rule 144, Rule 145 and Rule 424, each promulgated by the Commission under the Securities Act, in each case as amended from time to time, or any similar successor rule thereto that may be promulgated by the Commission.

         (q)  "Securities  Act" means the Securities Act of 1933, as amended (or
any  similar  successor   federal  statute),   and  the  rules  and  regulations
thereunder, as the same are in effect from time to time.

         2. Demand Registrations.

         (a) At any time after the Effective Date and until the earlier of (i) the date that all of the Registrable Securities may be freely resold by the Holders thereof pursuant to Rule 144(k) and (ii) two years from the conversion of all of the Debentures (the "Registration Rights Period"), upon written notice to the Company from one or more Holders of Registrable Securities who held on the Effective Date (together with their Affiliates at such time) in the aggregate not less than 50% of the Debenture Shares (the Holders furnishing such written notice being hereinafter referred to as the "Initiating Holders") requesting that the Company effect, pursuant to this Section 2, the registration of any or all of such Initiating Holders' Registrable Securities under the Securities Act (which notice shall specify (A) the Registrable Securities so requested to be registered, (B) the proposed amounts thereof (which in the aggregate shall equal at least (x) 50% of the Debenture Shares, or (y) if such Registrable Securities are all of the remaining Registrable Securities held by the Initiating Holders, 25% of the Debenture Shares), and (C) the intended method of disposition by such Initiating Holders, including whether or not the proposed offering is to be underwritten), the Company shall promptly (but in any event within 20 days) give written notice of such requested registration to all Holders, and thereupon the Company shall, as expeditiously as possible, use its best efforts to effect the registration under the Securities Act of:

         (x) the Registrable Securities that the Initiating Holders have requested the Company to register, for disposition in accordance with the intended method of disposition stated in their notice to the Company; and

         (y) all other Registrable Securities the Holders of which shall have made a written request to the Company for registration thereof (which request shall specify such Registrable Securities and the proposed amounts thereof) within 30 days after the receipt of such written notice from the Company, all to the extent requisite to permit the disposition (in accordance with the method of disposition specified in the notice given to the Company by the Initiating Holders) by Holders of the securities then constituting Registrable Securities so to be registered.

         (b) Number of Demand Registrations: Duration: Sale of Registrable Securities. Notwithstanding the provisions of Section 2(a), the Company shall not be required to effect a Demand Registration pursuant to this Section 2: (i) if a Demand Registration has previously been effected by the Company pursuant to this Section 2 within one year of the date on which notice is given by the Initiating Holders pursuant to Section 2(a); or (ii) if the Company shall previously have effected two Demand Registrations; provided that a Demand Registration shall not be deemed to have been effected for purposes of the limitations of this Section 2(b) unless the applicable registration statement was declared effective and kept effective until the earlier of (A) nine months following the date on which it was declared effective and (B) the sale pursuant thereto of all of the Registrable Securities covered thereby. A request from Initiating Holders pursuant to Section 2(a) shall be deemed withdrawn upon commencement of a Black-Out Period (as defined in Section 4(c)).

         (c) Inclusion of Other Securities. The Company shall not include securities in any Demand Registration other than (i) Registrable Securities, and
(ii) securities entitled to piggyback registration rights granted by the Company prior to the date hereof without the prior written consent of the Majority Registered Holders which shall not be unreasonably withheld or delayed.

         3. Piggyback Registrations.

         (a) Effective Registration. If prior to the end of the Registration Rights Period the Company proposes to file a registration statement under the Securities Act with respect to any class of equity securities (other than in connection with the registration of equity securities issued or issuable pursuant to a dividend reinvestment, employee stock option, stock purchase, stock bonus or similar plan or pursuant to a merger, exchange offer or transaction of the type specified in paragraph (a) of Rule 145) at any time, then the Company shall give written notice of such proposed filing to the Holders at least 20 days before the anticipated filing date, and such notice shall offer the Holders the opportunity to register such amount of Registrable Securities as each such Holder may request. The Company shall use its best efforts to cause the managing underwriter or underwriters of a proposed underwritten offering to permit the inclusion therein of any Registrable Securities the Holders of which request, within 15 days after receiving written notice of the proposed filing from the Company, such inclusion, at the same initial public offering price and subject to the same underwriting discount and commissions as any similar securities of the Company so included. Any Holder's request for such inclusion may be withdrawn, in whole or in part, at any time prior to the effective date of the registration statement for such offering.

         (b) Number of Piggyback Registrations: Duration: Sale of Registrable Securities. Notwithstanding the provisions of Section 3(a) but subject to thesecond proviso to Section 3(c), the Company shall not be required to effect a Piggyback Registration pursuant to this Section 3 in response to a request made pursuant to Section 3(a) if the Company shall previously have so effected three Piggyback Registrations in response to such requests; provided that a Piggyback Registration shall not be deemed to have been effected for purposes of this limitation unless, in respect thereof, the following conditions (hereinafter, the "Conditions") were satisfied: (i) the applicable registration statement covered the full amount of Registrable Securities requested to be so covered by each Holder, without any reductions in any such amount pursuant to Section 3(c) or otherwise, except as a result of withdrawals pursuant to the last sentence of
Section 3(a); and (ii) the applicable registration statement was declared effective and kept effective until the earlier of (A) nine months following the date on which it was declared effective and (B) the sale pursuant thereto of all of the Registrable Securities covered thereby, provided, that such non-month period shall be tolled during a Black-Out Period (as defined in Section 4(b)).

         (c) Cut-Backs. Notwithstanding the provisions of Section 3(a), if the managing underwriter or underwriters of a proposed underwritten offering as described in Section 3(a) deliver a written opinion to the Holders requesting inclusion of their Registrable Securities, stating that the total amount or kind of securities that they or any other Persons (other than the Company) seek to include in such offering would materially and adversely affect the success of such offering, then, in addition to the number of such securities being included in the offering for the account of the Company, the Company shall be required to include in the offering only that number of additional such securities, including Registrable Securities (collectively, the "Additional Securities"), which the underwriters determine in their sole discretion will not jeopardize the success of the offering, and the Additional Securities so included shall be apportioned pro rata among the selling stockholders and the Holders of Registrable Securities according to the total amount of securities requested to be included therein by each selling stockholder and the Holders or in such other proportions as shall mutually be agreed to by such selling stockholders and the Holders.

         (d) Control by the Company. The Company may withdraw any registration statement and abandon any proposed offering initiated by the Company without the consent of any Holder of Registrable Securities, notwithstanding the request of any such Holder to participate therein in accordance with this Section 3, if the Board of Directors of the Company determines in its sole discretion that such action is in the best interests of the Company.

         4. Holdback Agreements; Blackouts.

         (a) Restrictions on Public Sales by Holders of Registrable Securities. To the extent not inconsistent with applicable law, each Holder whose Registrable Securities are included in a Registration that is timely notified in writing by the managing underwriter or underwriters shall not effect any public sale or distribution (including a sale pursuant to Rule 144) of any issue being registered in an underwritten offering (other than pursuant to a dividend reinvestment, employee stock option, stock purchase, stock bonus or similar plan, pursuant to a merger, exchange offer or a transaction of the type specified in Rule 145(a) or pursuant to a "shelf" registration), any securities of the Company similar to any such issue or any securities of the Company convertible into or exchangeable or exercisable for any such issue, during the10-day period prior to, and during the 180-day period beginning on, the effective date of the applicable registration statement (or, if later, the date on which a bona fide offering of the securities covered thereby commences), except as part of such Registration.

         (b) Restrictions on Public Sales by the Company. The Company shall not effect any public sale or distribution for its own account of any issue being registered in an underwritten offering (other than pursuant to a dividend reinvestment, employee stock option, stock purchase, stock bonus or similar plan, pursuant to a merger, exchange offer or a transaction of the type specified in Rule 145(a) under the Securities Act or pursuant to a "shelf" registration), any securities of the Company similar to any such issue or any securities of the Company convertible into or exchangeable or exercisable for any such issue, during the 10-day period prior to, and during the 180-day period beginning on, the effective date of the applicable registration statement (or, if later, the date on which a bona fide offering of the securities covered thereby commences), except as part of such Registration.

         (c) Black-Outs. Notwithstanding the provisions of Sections 2 and 3, the Company may, by giving written notice to the Holders at any time prior to the effectiveness of the applicable registration statement, delay effecting a Demand Registration or a Piggyback Registration for a reasonable period of time (the "Black-Out Period") not to exceed:

         (i) 90 days, if at the time the Company is otherwise engaged in an issuer tender offer (within the meaning of Section 13(e) of the Exchange Act) for securities of the same class (within the meaning of the Exchange Act) as the Registrable Securities that are proposed to be registered and sold; provided that the Board of Directors of the Company shall have determined in good faith, based on advice of counsel to the Company, that such issuer tender offer may not, under Rule 10b-6, be continued and consummated if offers or sales of Registrable Securities were to be made pursuant to such Demand Registration or Piggyback Registration; provided, further, that the Company, if requested by the Majority Registered Holders, shall cooperate with the Holders to obtain from the staff of the Commission a no-action letter to the effect that the staff would not recommend enforcement action to the Commission with respect to Rule 10b-6, or would grant an exemption from Rule 10b-6, in the event such offers and sales were to be so made; and

         (ii) 90 days, if at the time the Company is otherwise engaged in a financing, acquisition, corporate reorganization or other material transaction whose disclosure in the good faith judgment of the Board of Directors of the Company would (a) be detrimental to the interests of the Company and (b) based on advice of counsel to the Company, be required in connection with such Demand Registration or Piggyback Registration.

         5. Registration Procedures.

         (a) Company Procedures. Whenever the Company is required by this Agreement to effect the registration of any Registrable Securities under the Securities Act pursuant to a registration statement, the Company shall use its best efforts to effect each such registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall, as soon as practicable:

         (i) prepare and file with the  Commission  the  requisite  registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to be declared effective as soon as practicable and to remain continuously effective for the time period required by this Agreement to the extent permitted under the Securities Act, provided that as soon as practicable but in no event later than three Business Days before filing such registration statement, any related prospectus or any amendment or supplement thereto, other than any amendment or supplement made solely as a result of incorporation by reference of documents filed with the Commission subsequent to the filing of such registration statement, the Company shall furnish to the Holders of the Registrable Securities covered by such registration statement and the underwriters, if any, copies of all such documents proposed to be filed, which documents shall be subject to the review of such statement or amendment thereto or any prospectus or any supplement thereto (other than any amendment or supplement made solely as a result of incorporation by reference of documents filed with the Commission subsequent to the filing of such registration statement) to which the managing underwriters of the applicable offering, if any, or the Majority Registered Holders shall have reasonably objected in writing, within two Business Days after receipt of such documents, to the effect that such registration statement or amendment thereto or prospectus or supplement thereto does not comply in all material respects with the requirements of the Securities Act and specifying in reasonable detail the reasons therefor (provided that the foregoing shall not limit the right of any Holder whose Registrable Securities are covered by a registration statement to reasonably object, within two Business Days after receipt of such documents, to any particular information that is to be contained in such registration statement, amendment, prospectus or supplement and relates specifically to such Holder, including without limitation any information describing the manner in which such Holder acquired such Registrable Securities and the intended method of distribution of such Registrable Securities), and if the Company is unable to file any such document due to the objections of such underwriters or such Holders, the Company shall use its best efforts to cooperate with such underwriters and Holders to prepare, as soon as practicable, a document that is responsive in all material respects to the reasonable objections of such underwriters and Holders;

         (ii) prepare and file with the Commission such amendments and post-effective amendments to such registration statement as may be necessary tokeep such registration statement continuously effective and current for the period required by this Agreement to the extent permitted under the Securities Act; cause each related prospectus to be supplemented by any prospectus supplement as may be required, and as so supplemented to be filed pursuant to Rule 424, if required; and otherwise use its best efforts to comply with the provisions of the Securities Act as may be necessary to facilitate the disposition of all Registrable Securities covered by such registration statement during the applicable period and in accordance with the intended method of disposition by the selling Holders thereof set forth in such registration statement or such prospectus or prospectus supplement;

         (iii) notify the Holders and the managing underwriters, if any, of the applicable offering (providing, if requested by any such Persons, confirmation in writing) as soon as practicable after becoming aware of: (A) the filing of any prospectus or prospectus supplement or the filing or effectiveness (or anticipated date of effectiveness) of such registration statement or any post-effective amendment thereto; (B) any request by the Commission for amendments or supplements to such registration statement or the related prospectus or for additional information; (C) the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or the initiation of any proceedings for that purpose; (D) the receipt by the Company of any notification with respect to the suspension of the qualification or registration (or exemption therefrom) of any Registrable Securities for sale in any jurisdiction in the United States or the initiation or threatening of any proceeding for such purposes; or (B) the happening of any event that makes any statement made in such registration statement or in any related prospectus, prospectus supplement, amendment or document incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement or in any such prospectus, supplement, amendment or other such document so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or supplement in the light of the circumstances under which they were made) notmisleading;

         (iv) use its best efforts to obtain at the earliest possible moment the withdrawal of any order or other action suspending the effectiveness of any such registration statement or suspending the qualification or registration (or exemption therefrom) of the Registrable Securities for sale in any jurisdiction;

         (v) if reasonably  requested by the managing  underwriters,  if any, of the applicable offering, or by the Majority Registered Holders, as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as such underwriters or the Majority Registered Holders, as the case may be, agree should be included therein relating to the sale and offering of the applicable Registrable Securities, including without limitation information with respect to the number of Registrable Securities being sold to any underwriters, the purchase price being paid therefor by any such underwriters and any other terms of the offering of the Registrable Securities; and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable following receipt of notice of the matters to be incorporated therein;

         (vi) as soon as practicable after filing such documents with the Commission, furnish to the Holders and each of the underwriters, if any, without charge, at least one manually signed or conformed copy of such registration statement and any post-effective amendment thereto, including financial statements and schedules; and as soon as practicable after the request of any Holder or underwriter, furnish to such Holder or underwriter, as the case may be, at least one copy of any document incorporated by reference in such registration statement or in any related prospectus, prospectus supplement or amendment, together with all exhibits thereto (including those previously furnished or incorporated by reference);

         (vii) deliver to the Holders and to each of the underwriters, if any, without charge, as many copies of the prospectus or prospectuses (including each preliminary prospectus) and any amendment or supplement thereto as such Persons may reasonably request; subject to Section 5(b)(i), the Company consents to the use of any such prospectus or any amendment or supplement thereto by the Holders and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by any such prospectus or any amendment or supplement thereto;

         (viii) prior to any public offering of Registrable Securities, register or qualify, or obtain an exemption therefrom (with the cooperation of the Holders, the underwriters, if any, and their respective counsel in connection therewith to the extent necessary) of, such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions in the United States as the Holders or the underwriters, if any, shall reasonably request in writing; use its best efforts to keep each such registration or qualification (or exemption therefrom) effective during the period during which such registration statement is required to be kept effective pursuant to this Agreement, to the extent permitted under the Securities Act; and do any and all other acts and things reasonably necessary or advisable to facilitate the disposition in such jurisdictions of the Registrable Securities covered by such registration statement; provided that the Company shall not be required to qualify to do business in any jurisdiction where it would not be required so to qualify but for this Section 5(a)(viii);

         (ix) cooperate with Holders participating in such registration and the underwriters, if any, to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold; and enable such Registrable Securities to be in such denominations and registered in such names as the underwriters, if any, may request at least two Business Days prior to any sale of Registrable Securities to the underwriters;

         (x) use its best efforts to cause the Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities in the United States as may be reasonably necessary to enable the Holders or the underwriters, if any, to consummate the disposition of such Registrable Securities;

         (xi) as soon as practicable after the occurrence of any event described in Section 5(a)(iii)(E), prepare a supplement or post-effective amendment to such registration statement or to the related prospectus or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading; if any event described in Section 5(a)(iii)(B) occurs, use its best efforts to cooperate with the Commission to prepare, as soon as practicable, any amendment or supplement to such registration statement or such related prospectus and any other additional information, or to take other action that may have been requested by theCommission;

         (xii) use its best efforts to cause all Common Stock constituting Registrable Securities covered by such registration statement to be listed on each securities exchange (or quotation system operated by a national securities association), if any, on which the Common Stock of the Company is then listed (or included), if so requested by the Majority Registered Holders or the underwriters, if any, and enter into customary agreements including, if necessary, a listing application and indemnification agreement in customary form, and provide a transfer agent for such Registrable Securities no later than the effective date of such registration statement; use its best efforts to cause any other Registrable Securities covered by such registration statement to be listed (or included) on each securities exchange (or quotation system operated by a national securities association) on which securities of the same class and series, if any, are then listed (or included) (or on any exchange or quotation system on which any Person other than a Holder shall have the right to have securities of the same class and series, if any, listed or included), if so requested by the Majority Registered Holders or the underwriters, if any, and enter into customary agreements including, if necessary, a listing application and indemnification agreement in customary form, and, if necessary, provide a registration statement;

         (xiii) provide a CUSIP number for the Registrable Securities no later than the effective date of such registration statement;

         (xiv) enter into customary agreements (including, in the case of an underwritten offering, an underwriting agreement in customary form for the managing underwriters with respect to issuers of similar market capitalization and reporting and financial histories) and take all such other appropriate actions in connection therewith in order to expedite or facilitate the disposition of the Registrable Securities included in such registration statement and, in the case of an underwritten offering: (A) make representations and warranties to each Holder of Registrable Securities participating in such offering and to each of the underwriters, in such form, substance and scope as are customarily made to the managing underwriters by issuers of similar market capitalization and reporting and financial histories and confirm the same to the extent customary if and when requested; (B) obtain opinions of counsel to the Company addressed to each Holder of Registrable Securities participating in such offering and to each of the underwriters, such opinions to be in customary form and covering the matters customarily covered in opinions obtained in underwritten offerings by the managing underwriters for issuers of similar market capitalization and reporting and financial histories; (C) use its best efforts to obtain "comfort" letters from the Company's independent certified public accountants addressed to each Holder of Registrable Securities participating in such offering and to each of the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "comfort" letters to the managing underwriters in connection with underwritten offerings by them for issuers of similar market capitalization and reporting and financial histories; (D) provide, in the underwriting agreement or agency agreement to be entered into in connection with such offering, indemnification and contribution provisions and procedures no less favorable than those set forth in Section 7 with respect to all parties to be indemnified pursuant to
Section 7; and (E) deliver such customary documents and certificates as may be reasonably requested by the Majority Registered Holders and the managing underwriters to evidence compliance with clause (A) of this paragraph (xiv) and with any customary conditions contained in the underwriting agreement entered into by the Company in connection with such offering;

         (xv) in the case of any nonunderwritten offering: (A) obtain an opinion of counsel to the Company at the time of effectiveness of such registration statement covering such offering and an update thereof at the time of effectiveness of any post-effective amendment to such registration statement (other than by reason of incorporation by reference of documents filed with the Commission) addressed to each Holder of any Registrable Securities covered by such registration statement, covering matters that are no more extensive in scope than would be customarily covered in opinions obtained in underwritten offerings by issuers with similar market capitalization and reporting and financial histories; (B) use its best efforts to obtain a "comfort" letter from the Company's independent certified public accountants at the time of effectiveness of such registration statement and, upon the request of the Majority Registered Holders, updates thereof, in each case addressed to each Holder of Registrable Securities participating in such offering and covering matters that are no more extensive in scope than would be customarily covered in "comfort" letters and updates obtained in underwritten offerings by issuers with similar market capitalization and reporting and financial histories; and (C) deliver a certificate of a senior executive officer of the Company at the time of effectiveness of such registration statement and, upon the request of the Majority Registered Holders, updates thereof, such certificates to cover matters no more extensive in scope than those matters customarily covered in officers' certificates delivered in connection with underwritten offerings by issuers with similar market capitalization and reporting and financial histories;

         (xvi) make available, for inspection by the Holders of the Registrable Securities included in such registration, any underwriter participating in any disposition of Registrable Securities pursuant to such registration statement, and any attorney, accountant or other representative retained by such selling Holders or by any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such underwriter, attorney, accountant or other representative in connection with such registration, provided that no record, document or property that is subject to a claim of privilege need be made available for inspection by any Person pursuant to this clause (xvi) if inspection thereof by such Person could, in the opinion of the Company's counsel, result in the waiver of such privilege;

         (xvii) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission relating to such registration and the distribution of the securities being offered (including, without limitation, Rule l0b-6, with respect to which the Company shall also use its best efforts timely to apprise each Holder of any bids and purchases by the Company, and of any known bids and purchases by each "affiliated purchaser" (as defined in Rule l0b-6) of the Company, that would in the opinion of the Company be prohibited under Rule l0b-6 in connection with a "distribution" (as so defined) by such Holder of securities of the Company) and make generally available to its security holders earning statements satisfying the provisions of Section 11(a) of the Securities Act (including Rule 158 thereunder), not later than 60 days after the end of any 12-month period (or 120 days, if such period is a fiscal year) commencing at the end of any fiscal quarter in which the Registrable Securities are sold to underwriters in a firm commitment or best efforts underwritten offering, or, if not sold to underwriters in such an offering, beginning with the first month of the Company's first fiscal quarter commencing after the effective date of such registration statement, which earning statements shall cover such 12-month periods;

         (xviii) cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc. and in the performance of any customary or required due diligence investigation by any underwriter, provided that no record, document or property that is subject to a claim of privilege need be made available for investigation by any underwriter pursuant to this clause (xviii) if investigation thereof by such underwriter could, in the opinion of the Company's counsel, result in the waiver of such privilege; and

         (xix) use its best efforts to effect such registration in the manner contemplated by this Agreement.

         (b) Holder Procedures.

         (i) Each Holder agrees, by acquisition of the Registrable Securities that, upon receipt of any notice from the Company of the happening of any event described in Section 5(a)(iii) (B), 5(a) (iii) (C), 5(a)(iii)(D) or 5(a)(iii)(E), such Holder shall forthwith discontinue disposition of any Registrable Securities (but, in the case of an event described in Section 5(a)(iii)(D), in the affected jurisdiction or jurisdictions only) covered by the affected registration statement or prospectus until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 5(a)(iii) or 5(a)(xi) or until such Holder is (it being agreed by the Company that the underwriters, if any, shall also be) advised in writing (the "Advice") by the Company that the use of the applicable prospectus may be resumed. If the Company shall have given any such notice during a period when a Demand Registration or Piggyback Registration is in effect, the one-year period mentioned in Section 2(b) or Section 3(b), as the case may be, shall be extendedby the number of days from and including the date of the giving of such notice to and including the date when each Holder of Registrable Securities included in such Registration shall have received the copies of the supplemented or amended prospectus contemplated by Section 5(a)(iii) or 5(a)(xi) or the Advice, as the case may be.

         (ii) In connection with any underwritten public offering of Registrable Securities, the managing underwriter of such offering shall be, (A) in the case of a Demand Registration, a nationally recognized investment banking firm selected by the Majority Registered Holders and reasonably acceptable to the Company and (B) in the case of a Piggyback Registration, a nationally recognized investment banking firm selected by the Company and reasonably acceptable to the Majority Registered Holders.

         6. Registration Expenses.

         All expenses incident to the Company's performance of or compliance with the provisions of this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws (including fees and disbursements of counsel in connection with blue sky qualifications or registrations (or the obtaining of exemptions therefrom) of the Registrable Securities), printing expenses (including expenses of printing prospectuses), messenger and delivery expenses, internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), fees and disbursements of its counsel and its independent certified public accounts (including the expenses of any special audit or "comfort" letters required by or incident to such performance or compliance), securities acts liability insurance (if the Company elects to obtain such insurance), fees and expenses of any special experts retained by the Company in connection with such Registration, fees and expenses of other Persons retained by the Company shall be borne by the Company. Each Holder shall bear the fees and expenses of its counsel, the out-of-pocket expenses of the Holders incurred in connection herewith and any underwriting discounts, commissions or fees attributable to the sale of Registrable Securities included in any Registration.

         7. Indemnification: Contribution.

         (a) Indemnification by the Company. The Company shall indemnify, to the full extent permitted by law, each Holder of Registrable Securities, its officers, directors, employees and agents, each Person who controls such Holder (within the meaning of the Securities Act) and any investment adviser thereof or agent therefor, against all losses, claims, damages, liabilities and expenses (including costs of investigation and legal expenses) arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any registration statement covering any Registrable Securities, any related prospectus or preliminary prospectus, or any amendment or supplement thereto, or any omission or alleged omission to state in any thereof a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus or prospectus supplement, in light of the circumstances under which they were made) not misleading, except in each case insofar, but only insofar, as the same arises out of or is based upon an untrue statement oralleged untrue statement of a material fact or an omission or alleged omission to state a material fact in such registration statement, prospectus, preliminary prospectus, amendment or supplement, as the case may be, made or omitted, as the case may be, in reliance upon and in conformity with written information furnished to the Company by such Holder expressly for use therein. This indemnity is in addition to any liability that the Company may otherwise have. The Company shall also indemnify any underwriters of the Registrable Securities, selling brokers, dealer managers and similar securities industries professionals participating in the distribution and their officers and directors and each Person who controls such underwriters or other Persons (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of Holders and other specified Persons.

         (b) Indemnification by Holders of Registrable Securities. In connection with any registration statement covering Registrable Securities, each Holder any of whose Registrable Securities are covered thereby shall furnish to the Company in writing such information and affidavits with respect to such Holder as the Company reasonably requests for use in connection with such registration statement, any related prospectus or preliminary prospectus, or any amendment or supplement thereto, and shall indemnify, to the full extent permitted by law, the Company, the Company's directors, officers, employees and agents, each Person who controls the Company (within the meaning of the Securities Act) and any investment adviser thereof or agent therefor, against all losses, claims, damages, liabilities and expenses (including costs of investigation and legal expenses) arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any registration statement covering any Registrable Securities, any related prospectus or preliminary prospectus, or any amendment or supplement thereto, or any omission or alleged omission to state in any thereof a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus or prospectus supplement, inlight of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that the same arises out of or is based upon an untrue statement or alleged untrue statement of a material fact or an omission or alleged omission to state a material fact in such registration statement or in such related prospectus, preliminary prospectus, amendment or supplement, as the case may be, made or omitted, as the case may be, in reliance upon and in conformity with written information furnished to the Company by such Holder expressly for use therein. Notwithstanding any other provision hereof, in no event shall the indemnification obligation of any Holder be greater in amount than the dollar amount of the proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such obligation.

         (c) Conduct of Indemnification Proceedings. Any Person entitled to indemnification under this Section 7 agrees to give prompt written notice to the indemnifying party after the receipt by such Person of any written notice of the commencement of any action, suit, proceeding or investigation or threat thereof made in writing for which such Person will claim indemnification or contribution pursuant to this Agreement and, unless in the judgment of such indemnified party a conflict of interest may exist between such indemnified party and the indemnifying party with respect to such claim, permit the indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to such indemnified party (which may be regular counsel to the Company). If the indemnifying party is not entitled to, or elects not to, assume the defense of a claim, it shall not be obligated to pay the fees and expenses of more than one counsel with respect to such claim, unless in the judgment of counsel to such indemnified party, expressed in a writing delivered to the indemnifying party, a conflict of interest may exist between such indemnified party and any other indemnified party with respect to such claim, in which event the indemnifying party shall be obligated to pay the fees and expenses of such additional counsel or counsels (which shall be limited to one counsel per indemnified party). The indemnifying party shall not be subject to any liability for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed.

         (d) Contribution.

         (i) If the indemnification provided for in this Section 7 from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions that resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 7(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

         (ii) The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 7(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding any other provision hereof, in no event shall the contribution obligation of any Holder be greater in amount than the excess of (A) the dollar amount of the proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such contribution obligation over (B) the dollar amount of any damages that such Holder has otherwise been required to pay by reason of the untrue or alleged untrue statement or omission or alleged omission giving rise to such obligation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

         (iii) If any provision of an indemnification or contribution clause in an underwriting agreement or agency agreement executed by or on behalf of a Holder of Registrable Securities in accordance with Section 5(a)(xiv)(D) differs from a provision in this Section 7, such provision in the underwriting agreement shall determine such Holder's rights in respect thereof.

         8. Participation in Underwritten Registrations

         No Person may participate in any underwritten Registration unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements, (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and (c) agrees to pay such Person's pro rata portion of all underwriting discounts and commissions.

         9. Cooperation with the Company.

         Each Holder by the acceptance of Registrable Securities agrees to use its best efforts to cooperate with the Company in all reasonable respects in connection with the preparation and filing of Registrations hereunder in which such Registrable Securities are included or requested to be included.

         10. Miscellaneous.

         (a) Modifications in Connection with a Qualifying Offering. In connection with the consummation of a Qualifying Offering (as such term is defined in the Purchase Agreement), the registration rights provided hereunder shall be modified to the extent determined in the reasonable judgment of the Company's financial advisor to be reasonably necessary to permit consummation of the Qualifying Offering on the terms most favorable to the Company; provided, however, that the registration rights granted to the investors in the Qualifying Offering shall not be more favorable than those granted to the Holders hereunder (as so modified) without the approval of the Holders of at least a majority of the Registrable Securities then outstanding. The Holders shall have the right to participate in discussions with such financial advisor regarding any proposed change in the terms of this Agreement. The Holders shall execute and deliver appropriate amendments or supplements to this Agreement necessary to effect any such modification.

         (b) Remedies. Each Holder of Registrable Securities, in addition to being entitled to exercise all rights in an action at law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

         (c) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company shall have obtained the prior written consent of the Holders of at least a majority of the securities then constituting Registrable Securities.

         (d) Notices. All notices, requests, waivers, releases, consents, and other communications required or permitted by this Agreement (collectively, "Notices") shall be in writing. Notices shall be deemed sufficiently given for all purposes under this Agreement when delivered in person, when dispatched by telegram or (upon written confirmation of receipt) by electronic facsimile transmission or (upon written confirmation of receipt) when dispatched by a nationally recognized overnight courier service. All Notices shall be delivered as follows:

         (i) if to a Holder of Registrable Securities, at the address indicated on Company's registrar relating to such securities or at such other address as such Holder may have furnished to the Company in writing; and

         (ii)     if to the Company, at:

                 LogiMetrics, Inc.
                 50 Orville Drive
                 Bohemia, New York 11716
                 Attention: President

         (e) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties hereto, including any successors to the Company by merger.

         (f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

         (g) Headings: Construction. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof. Unless the context otherwise requires, all references to Sections are to Sections of this Agreement, "or" is inclusively disjunctive, and words in the singular include the plural and vice versa. In computing any period of time specified in this Agreement or in any Notices, the date of the act or event from which such period of time is to be measured shall be included, any such period shall expire at 5:00 p.m., New York City time, on the last day of such period, and any such period denominated in months shall expire on the date in the last month of such period that has the same numerical designation as the date of the act or event from which such period is to be measured; provided, however, that if there is no date in the last month of such period that has the same numerical designation as the date of such act or event, such period shall expire on the last day of the last month of such period.

         (h) Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of laws thereof.

         (i) Severability. If one or more of the provisions hereof, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect, for any reason, the validity, legality and enforceability of the remaining provisions hereof shall not be in any way affected or impaired thereby, and the provision held to be invalid, illegal or unenforceable shall be reformed to the minimum extent necessary, and in a manner as consistent with the purposes thereof as is practicable, so as to render it valid, legal and enforceable, it being intended that all of the rights and privileges of the Holders hereunder shall be enforceable to the fullest extent permitted by law.

         (j) Entire Agreement. This Agreement is intended by the Company and the Purchasers to be a final expression thereof and is intended to be a complete and exclusive statement of the agreement and understanding of the Company and the Purchasers in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein. This Agreement supersedes all prior agreements and understandings among the Company and any Holders with respect to such subject matter.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                              LOGIMETRICS, INC.

                                              By:______________________________
                                                    Title:

                                              L.A.D. EQUITY PARTNERS, L.P.

                                    By: /s/
                                        ----------------------------------------
                                        Name: Arthur J. Pergament
                                        Title: Vice President

                                        520 Madison Avenue
                                        New York, New York 10022
                                        Tel: (212) 838-3830
                                        Fax: (212) 644-8291


                                    By: /s/
                                        ----------------------------------------
                                        Gerald B. Cramer

                                        520 Madison Avenue
                                        New York, New York 10022
                                        Tel: (212) 838-3830
                                        Fax: (212) 644-8291

                                    By: /s/
                                        ----------------------------------------
                                        Edward J. Rosenthal, Keogh

                                        520 Madison Avenue
                                        New York, New York 10022
                                        Tel: (212) 838-3830
                                        Fax: (212) 644-8291

                                    CRM 1998 ENTERPRISE FUND, LLC


                                    By: Cramer Rosenthal McGlynn, Inc.,
                                        Its Managing Member


                                    By: /s/
                                        ----------------------------------------
                                        Name: Eugene A. Trainor, III
                                        Title: Chief Financial Officer

                                        520 Madison Avenue
                                        New York, New York 10022
                                        Tel: (212) 838-3830
                                        Fax: (212) 644-8291

                                    A.C. ISRAEL ENTERPRISES, INC.


                                    By: /s/
                                        ----------------------------------------
                                        Name: Jay Howard
                                        Title:

                                        520 Madison Avenue
                                        New York, New York 10022
                                        Tel: (212) 838-3830
                                        Fax: (212) 644-8291

                                    CRM-EFO PARTNERS, L.P.

                                    By: CRM-EFO Investments, LLC,
                                        Its General Partner

                                    By: CRM Management, Inc.,
                                        Its Managing Member


                                    By: /s/
                                        ----------------------------------------
                                        Name: Eugene A. Trainor, III
                                        Title:

                                        520 Madison Avenue
                                        New York, New York 10022
                                        Tel: (212) 838-3830
                                        Fax: (212) 644-8291


                                    By: /s/
                                        ----------------------------------------
                                    Richard S. Fuld, Jr.

                                    By: Cramer Rosenthal McGlynn, Inc.,
                                        Attorney-in-Fact


                                    By: /s/
                                        ----------------------------------------
                                        Name: Eugene A. Trainor, III
                                        Title: Chief Financial Officer

                                        520 Madison Avenue
                                        New York, New York 10022
                                        Tel: (212) 838-3830
                                        Fax: (212) 644-8291

                                    PAMELA EQUITIES CORP.


                                    By: /s/
                                        ----------------------------------------
                                        Name:
                                        Title:

                                        3 New York Plaza
                                        18th Floor
                                        New York, New York 10004
                                        Tel: (212) 837-4829
                                        Fax: (212) 837-4938

                                    WHITEHALL PROPERTIES, LLC


                                    By: /s/
                                        ----------------------------------------
                                        Name:
                                        Title: Manager

                                        3 New York Plaza
                                        18th Floor
                                        New York, New York 10004
                                        Tel: (212) 837-4829
                                        Fax: (212) 837-4938

                                    KABUKI PARTNERS ADP, GP


                                    By: /s/
                                        ----------------------------------------
                                        Name:
                                        Title: General Partner

                                        3 New York Plaza
                                        18th Floor
                                        New York, New York 10004
                                        Tel: (212) 837-4829
                                        Fax: (212) 837-4938


                                    McGLYNN FAMILY PARTNERSHIP


                                    By: /s/
                                        ----------------------------------------
                                        Name: Ronald H. McGlynn

                                        Title: General Partner

                                        520 Madison Avenue
                                        New York, New York 10022
                                        Tel: (212) 838-3830
                                        Fax: (212) 644-8291


                                    By: /s/
                                        ----------------------------------------
                                        Fred M. Filoon

                                        520 Madison Avenue
                                        New York, New York 10022
                                        Tel: (212) 838-3830
                                        Fax: (212) 644-8291


                                    By: /s/
                                        ----------------------------------------
                                        Eugene A. Trainor, III

                                        520 Madison Avenue
                                        New York, New York 10022
                                        Tel: (212) 838-3830
                                        Fax: (212) 644-8291


                                    By: /s/
                                        ----------------------------------------
                                        Charles S. Brand

                                        20 Meridian Way
                                        Eatontown, New Jersey 07724
                                        Tel: (732) 935-7150
                                        Fax: (732) 935-7151